UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lions Gate Entertainment Corp.
(Name of Subject Company)

Lions Gate Entertainment Corp.
(Name of Person Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

535919203
(CUSIP Number of Class of Securities)

Wayne Levin, Esq.
EVP, Corporate Operations and General Counsel
Lions Gate Entertainment Corp.
2700 Colorado Ave., Suite 200
Santa Monica, California 90404
Telephone: (877) 848-3866
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copy to:

James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits attached hereto, this ‘‘Statement”) relates is Lions Gate Entertainment Corp., a corporation existing under laws of British Columbia (“Lionsgate” or the ‘‘Company”). Lionsgate’s principal executive offices are located at 1055 West Hastings Street, Suite 2200, Vancouver, British Columbia V6E 2E9 and 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404. The telephone number at Lionsgate’s corporate head office and principal executive office in Vancouver, British Columbia is (877) 848-3866, and the telephone number at its principal executive office in Santa Monica, California is (310) 449-9200.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common shares, without par value (the “Shares”). As of July 23, 2010, 136,244,246 Shares were issued and outstanding. The diluted number of Shares issued and outstanding assuming conversion of 2.9375% Convertible Senior Subordinated Notes due 2024 issued by Lions Gate Entertainment Inc., a wholly owned subsidiary of Lionsgate (“LGEI”) in October 2004 (the “2024 Notes”), 3.625% Convertible Senior Subordinated Notes due 2025 issued by LGEI in February 2005 (the “2025 Notes”), 3.625% Convertible Senior Subordinated Notes due 2025 issued by LGEI in April 2009 (the “New 2025 Notes” and, together with the 2024 Notes and the 2025 Notes, the “Convertible Notes”), and the issuance of shares issuable upon exercise of options and upon vesting of restricted share units, would be 155,122,771.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

The name, business address and business telephone number of Lionsgate, which is the subject company and the person filing this Statement, are set forth in Item 1 above. Lionsgate’s website address is www.lionsgate.com. The information on Lionsgate’s website should not be considered a part of this Statement.

Tender Offer

This Statement relates to the unsolicited offer by Icahn Partners LP, a limited partnership governed by the laws of Delaware, Icahn Partners Master Fund LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund II LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Partners Master Fund III LP, a limited partnership governed by the laws of the Cayman Islands, Icahn Fund S.à r.l., a limited liability company governed by the laws of Luxembourg, Daazi Holding B.V., a limited liability company governed by the laws of The Netherlands, High River Limited Partnership, a limited partnership governed by the laws of Delaware, 7508921 Canada Inc., a corporation governed by the laws of Canada, and Ronald G. Atkey (the “Trustee”), in his capacity as the sole trustee of the LGE Trust (collectively, the “Offeror”), to purchase up to all of the issued and outstanding Shares of Lionsgate, for U.S. $6.50 per Share in cash (the “Offer Price”) and upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular, dated July 20, 2010 (the ‘‘Offer and Circular”), and in the related Letter of Acceptance and Transmittal (the “Letter of Transmittal”) and Notice of Guaranteed Delivery (which, collectively, constitute the “Offer”).

As a result of Carl C. Icahn’s relationship with the Offeror (other than the Trustee), each of Carl C. Icahn, Hopper Investments LLC, a limited liability company governed by the laws of Delaware, Barberry Corp., a corporation governed by the laws of Delaware, Icahn Onshore LP, a limited partnership governed by the laws of Delaware, Icahn Offshore LP, a limited partnership governed by the laws of Delaware, Icahn Capital LP, a limited partnership governed by the laws of Delaware, IPH GP LLC, a limited liability company governed by the laws of Delaware, Icahn Enterprises Holdings L.P., a limited partnership governed by the laws of Delaware, Icahn Enterprises G.P. Inc., a corporation governed by the laws of Delaware and Beckton Corp., a corporation governed by the laws of Delaware, are deemed to be co-bidders with Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP, High River Limited Partnership, Icahn Fund S.à r.l.,

Daazi Holding B.V., 7508921 Canada Inc. and the Trustee (such co-bidders, together with the Offeror, as applicable, the “Icahn Group”).

All cash payable under the Offer will be denominated in U.S. dollars. However, holders of Shares (the “shareholders”) may elect to receive payment in Canadian dollars based on the Bank of Canada noon spot exchange rate on the date following expiry of the Offer on which funds are provided to the depositary to pay for Shares purchased under the Offer.

The Offer is described in a Tender Offer Statement on Schedule TO (together with all exhibits, as amended, the “Schedule TO”), filed by the Icahn Group with the Securities and Exchange Commission (the “SEC”) on July 20, 2010. According to the Schedule TO, the Offer will expire at 8:00 p.m., New York Time, on August 25, 2010, unless the Offeror extends or withdraws the Offer. The Offeror has indicated that it does not intend to provide a subsequent offering period after it takes up Shares deposited in the Offer.

According to the Schedule TO, as of July 20, 2010, the Icahn Group was the beneficial owner of 44,772,451 Shares (including approximately 130,382 Shares that may be deemed to be beneficially owned by the Icahn Group as a result of their ownership of $1,154,000 in aggregate principal amount of the 2024 Notes and $429,000 in aggregate principal amount of the 2025 Notes), which represents approximately 32.86% of the total number of Shares outstanding as of July 23, 2010.

The Offer is subject to numerous conditions, which include the following, among others:

•	the Offeror shall have determined, acting reasonably, that:

(i)	the Board of Directors of Lionsgate (the “Board”) shall have redeemed all common share purchase rights (the “Rights”) or have waived the application of the Shareholder Rights Plan Agreement, dated as of July 1, 2010, between Lionsgate and CIBC Mellon Trust Company (the “Second Rights Plan”) to the purchase of Shares by the Offeror under the Offer;

(ii)	a binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Shares upon the exercise of such Rights;

(iii)	a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; or

(iv)	the Rights and the Second Rights Plan shall otherwise have been held unexercisable or unenforceable in relation to the purchase by the Offeror of Shares under the Offer;

•	all government or regulatory approvals, waiting or suspensory periods that, in the Offeror’s reasonable judgment, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgment;

•	Lionsgate shall not have authorized, proposed, agreed to, or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets for consideration of more than $100 million, sale of all or substantially all of its assets or material change in its capitalization, or any comparable event not in the ordinary course of business;

•	Lionsgate shall not have issued, become obligated to issue, or authorized or proposed the issuance of, any Lionsgate securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities, other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities;

•	no change or development shall have occurred or been threatened since July 20, 2010 in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of the Lionsgate business or may be materially adverse to Lionsgate;

•	there shall not have occurred since August 17, 2009 any change in the compensation paid or payable by Lionsgate to its directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of termination of employment or change of control, other than as previously disclosed by Lionsgate in a public filing made by it on the SEC’s Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) or by way of a press release made through a nationally recognized news wire service prior to the date of the Offer.

The Schedule TO states that the foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in its reasonable discretion in whole or in part, at any time and from time to time, prior to the expiration of the Offer. The Offer states that if the Offeror waives any condition in respect of the Offer, the Offer will be extended for ten business days from the date of such waiver.

For a full description of the conditions to the Offer, please see Annex A attached hereto. The foregoing summary of certain conditions to the Offer does not purport to be complete and is qualified in its entirety by reference to the contents of Annex A attached hereto.

The Schedule TO states that the principal business address of each of (i) Icahn Partners LP, High River Limited Partnership, Hopper Investments LLC, Barberry Corp., Icahn Offshore LP, Icahn Onshore LP, Icahn Capital LP, IPH GP LLC, Icahn Enterprises Holdings L.P., Icahn Enterprises G.P. Inc. and Beckton Corp. is White Plains Plaza, 445 Hamilton Avenue — Suite 1210, White Plains, NY 10601, where the business phone number is (914) 614-7000; (ii) Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP and Icahn Partners Master Fund III LP is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands; (iii) Icahn Fund S.à r.l. is 5 avenue Gaston Diderich, L-1420 Luxembourg; (iv) Daazi Holding B.V. is Strawinskylaan 411 (WTC, Tower A, 4th floor), 1077 XX, Amsterdam, The Netherlands; (v) 7508921 Canada Inc. is 100 King Street West, 1 First Canadian Place, Suite 6600, Toronto, Ontario, Canada, M5X 1B8, where the business phone number is (416) 362-2111; (vi) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153, where the business phone number is (212) 702-4300; and (vii) the Trustee is 333 Adelaide Street, Suite 1019, Toronto, Ontario, Canada, M5A 4T4, where the business phone number is (416) 368-4827.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as described in this Statement or in the excerpts from Lionsgate’s Amendment No. 1 to its Annual Report on Form 10-K, dated and filed with the SEC on July 29, 2010 (the ‘‘2010 Compensation Information”), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between Lionsgate or any of its affiliates, on the one hand, and (i) Lionsgate or any of its executive officers, directors or affiliates, or (ii) the Icahn Group or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) is incorporated herein by reference and includes the following sections from the 2010 Compensation Information: “Director Compensation,” “Compensation Discussion and Analysis,” “Executive Compensation Components,” “Potential Payments Upon Termination or Change in Control,” “Equity Compensation Plan Information for Fiscal 2010” and “Certain Relationships and Related Transactions.”

Any information contained in the pages incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Relationship with the Icahn Group

According to the Schedule TO, as of July 20, 2010, the Icahn Group was the beneficial owner of 44,772,451 Shares (including approximately 130,382 Shares that may be deemed to be beneficially owned by the Icahn Group as a result of their ownership of $1,154,000 in aggregate principal amount of the 2024 Notes and $429,000 in aggregate principal amount of the 2025 Notes), which represents approximately 32.86% of the total number of Shares outstanding as of July 23, 2010.

On March 20, 2009, the Offeror and certain of its affiliates commenced a tender offer to purchase for cash any and all of the $150 million aggregate principal amount of the 2024 Notes and any and all of the $175 million aggregate principal amount of the 2025 Notes. The Offeror indicated in a Schedule 13D amendment filed with the SEC on June 5, 2009 that a total of $154,000 in principal amount of the 2024 Notes and $429,000 in principal amount of the 2025 Notes were validly tendered and accepted for payment.

On June 16, 2009, Massify, LLC, of which Brett Icahn, son of Mr. Carl Icahn, is a co-founder, entered into an agreement with a subsidiary of Lionsgate pursuant to which Massify, LLC would create and manage an online short filmmaking contest. Pursuant to this agreement, the Lionsgate subsidiary and Massify, LLC would have certain exclusivity, production and negotiation rights with respect to the submitted films. The agreement sets forth the participation of the parties in revenues derived from feature-length movies or other productions based on the submitted films. In addition, under the agreement, Massify, LLC may be entitled to a producer fee of 2.5% of the budget of the first of certain feature-length movies (if any) produced by the Lionsgate subsidiary based on the contest submissions (or for a production other than a feature-length movie, a producer fee in an amount to be agreed).

On October 6, 2009, Lionsgate executed a letter agreement with Icahn Sourcing LLC (“ISL”), an entity that provides sourcing services to certain portfolio companies associated with the Icahn Group. Pursuant to the letter agreement, Lionsgate has agreed that ISL may disclose certain information about Lionsgate to potential suppliers of goods and services, but Lionsgate is not obligated to purchase any goods or services until such time as it enters into specific agreement with such supplier. No fees are paid by either ISL or Lionsgate in connection with the sourcing arrangement contemplated by the letter agreement.

On July 9, 2010, Lionsgate entered into a letter agreement with Carl C. Icahn (the ‘‘July 9 Letter Agreement”). Pursuant to the July 9 Letter Agreement, among other things, Lionsgate and Mr. Icahn agreed to work together on certain acquisition opportunities beginning on July 9, 2010 and ending on July 19, 2010, and Lionsgate agreed to refrain from specified actions during that period. The foregoing description is only a summary, is not complete, should be read together with, and is qualified in its entirety by reference to, the entire letter agreement, which is filed as Exhibit (e)(25) hereto and is incorporated herein by reference.

Consideration Payable Pursuant to the Offer

If Lionsgate’s directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as other shareholders. As of July 23, 2010, Lionsgate’s directors and executive officers set forth on Annex B hereto beneficially owned an aggregate of 43,669,653 Shares (excluding any Shares issuable to Lionsgate’s directors and executive officers pursuant to the vesting of any Lionsgate restricted stock or performance share awards), representing approximately 32.1% of the Shares outstanding as of July 23, 2010. Of this amount, 39,419,126 Shares were beneficially owned as of that date by Mark H. Rachesky, M.D., a Lionsgate director. The Shares beneficially owned by Dr. Rachesky represented approximately 28.9% of Lionsgate’s total outstanding Shares as of July 23, 2010.

If such directors and executive officers were to tender all such Shares owned by them for purchase pursuant to the Offer, and all of those Shares were accepted for purchase and purchased by the Offeror at the Offer Price, such directors and executive officers would receive an aggregate of approximately $283,852,745 in cash.

As discussed in Item 4, to the knowledge of the Company after making reasonable inquiry, none of the Company’s directors or executive officers currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Potential Severance and Change in Control Benefits

Severance Benefits — Termination of Employment.  In the event the employment of Jon Feltheimer, the Company’s Chief Executive Officer and Co-Chairman, is terminated during the employment term either by the Company without “cause” or by Mr. Feltheimer for “good reason” (as those terms are defined in Mr. Feltheimer’s employment agreement), Mr. Feltheimer would be entitled to severance pay equal to up to 100% of the present value of his base salary for the remainder of the term of his employment. In the event that the employment of Michael Burns, the Company’s Vice-Chairman, Steven Beeks, the Company’s President and Co-Chief Operating Officer, Joseph Drake, the Company’s Co-Chief Operating Officer and President, Motion Picture Group, James Keegan, the Company’s Chief Financial Officer, and Wayne Levin, the Company’s Executive Vice President, Corporate Operations and General Counsel is terminated during their respective employment terms by Lionsgate without “cause” (and solely in the case of Messrs. Drake and Levin, by them for “good reason”), each such executive officer would be entitled to severance pay equal to up to 50% of the present value of the executive officer’s base salary for the remainder of the employment period (but, in the case of Messrs. Beeks and Drake, no less than the greater of six months or the amount each would receive under the policy for non-contractual employees). Additionally, in the case of Mr. Drake only, Mr. Drake would be entitled to 50% of each EBITDA bonus (as described in the 2010 Compensation Information under “Potential Payments Upon Termination or Change in Control”) that would have been earned through the end of the employment period. Additionally, Mr. Levin would be entitled to all bonuses that would have been earned through the end of his employment period.

In addition, in the case of Messrs. Feltheimer, Burns, Levin and Drake, the equity compensation awards granted to each under their respective employment agreements would be accelerated to varying degrees. For Messrs. Feltheimer, Burns and Drake only, the installment of their respective performance-based share units next scheduled to vest following the date of termination would generally become fully vested. In the case of Mr. Drake only, 100% of the next installment of his restricted stock units and 50% of the following installment of his restricted stock units would vest. As described below, certain stock options, stock appreciation rights and restricted share units granted to each of Messrs. Feltheimer, Burns, Beeks, Drake, and Levin have already vested.

Additionally, Mr. Feltheimer would continue (1) to receive for the remainder of his employment period the benefits he was receiving as of his termination, (2) to be eligible for the stock price bonuses described in the 2010 Compensation Information under “Description of Employment Agreements — Salary and Bonus Amounts,” and (3) to receive the quarterly grants of fully vested shares for the remainder of the employment period described in the 2010 Compensation Information under “Description of Plan-Based Awards — Quarterly Grants.”

Change in Control Benefits.  Upon a “change in control” of the Company (as defined in each respective employment agreement), the stock options, stock appreciation rights and certain restricted share units granted to each of Messrs. Feltheimer, Burns, Beeks, Drake and Levin under their respective employment agreements would vest. Additionally, Mr. Levin would be entitled to a cash payment of $1,000,000. For purposes of the employment agreements with executive officers, a “change in control” occurred in connection with the First Tender Offer on July 1, 2010 when the Icahn Group became the beneficial owner of 33% or more of the Shares.

In addition, in the case of each of Messrs. Feltheimer and Burns, the next installment of their respective performance-based stock units scheduled to vest following the “change in control” would continue to vest. Each of Messrs. Feltheimer and Burns would also be entitled to payment of the applicable amount of their respective stock price bonus if the price of Shares as of the “change in control” exceeds the thresholds for the stock-price bonuses described in the 2010 Compensation Information under “Potential Payments Upon Termination or Change in Control.”

In the event that the benefits payable to Mr. Feltheimer in connection with a “change in control” would be subject to the excise tax imposed under Section 280G of the U.S. Internal Revenue Code of 1986, Mr. Feltheimer’s benefits would either be reduced to a level such that the excise tax would not apply or he would be paid the full amount of his benefits and would receive a gross-up payment from Lionsgate up to a maximum of $150,000, whichever would result in his receiving the greater benefit on an after-tax basis.

Severance Benefits — Termination of Employment in Connection with Change in Control.  If Mr. Feltheimer’s employment is terminated by Lionsgate without “cause” in connection with a “change in control”, Mr. Feltheimer would be entitled to a cash payment of $2,500,000 and to severance pay of continued payments of his base salary for the remainder of the employment period. If Mr. Feltheimer voluntarily terminates his employment within the 30 day period following a “change in control,” he would be entitled to a cash payment of $2,500,000, but would not be entitled to any continued payment of his base salary. If Mr. Burns’ employment is terminated by Lionsgate without “cause” in connection with a “change in control” or Mr. Burns elects to resign within a 15 day period following a “change in control”, Mr. Burns would be entitled to severance pay equal to the greater of continued payments of his base salary for the remainder of employment period or $1,800,000. For purposes of the employment agreements with executive officers, a “change in control” occurred in connection with the First Tender Offer on July 1, 2010 when the Icahn Group became the beneficial owner of 33% or more of the Shares. Mr. Feltheimer and Mr. Burns have previously communicated to the Board that they do not intend to terminate their employment pursuant to their respective 30-day and 15-day walk-away window period provisions in connection with the First Tender Offer.

If Mr. Beeks’ employment is terminated by Lionsgate without “cause” within six months of a “change in control,” Mr. Beeks would be entitled to severance pay equal to 50% of his base salary for the remainder of the employment period or $1,500,000. If Mr. Drake’s employment is terminated by Lionsgate without “cause” or Mr. Drake terminates for “good reason” within six months of a “change in control,” Mr. Drake would be entitled to severance pay equal to the greater of continued payment of 50% of his base salary for the remainder of the employment period or $1,700,000, and payment of each EBITDA (as defined) bonus that would have been earned through the end of the term. If Mr. Levin’s employment is terminated by Lionsgate without “cause” or Mr. Levin terminates for “good reason,” Mr. Levin would be entitled to severance pay equal to his base salary for the remainder of the employment period.

Lionsgate’s 2004 Performance Incentive Plan (the “2004 Plan”) grants the administrator of the 2004 Plan the discretion, in the event of a “change in control,” to provide that any outstanding option or stock appreciation rights shall become fully vested, that any share of restricted stock then outstanding shall fully vest free of restrictions, and that any other award granted under the 2004 Plan that is then outstanding shall be payable to the holder of such award. The 2004 Plan defines a “change in control” to generally include the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of, among other things, 30% or more of the Shares. For purposes of the 2004 Plan, a “change in control” occurred in connection with the First Tender Offer on July 1, 2010 when the Icahn Group became the beneficial owner of 30% or more of the Shares.

To permit the Company’s senior management team to remain focused on executing Lionsgate’s strategy and to continue to build on Lionsgate’s world-class media platform, the Board approved the establishment of a $17 million trust to fund the Company’s cash severance obligations that would be due to Messrs. Feltheimer, Burns, Beeks, Drake and Levin should their employment be terminated without “cause” in connection with a “change in control”. The trust will help fund the Company’s cash severance obligations to the executives but does not change the terms or amounts of those obligations. For purposes of the trust, a “change in control” occurred in connection with the First Tender Offer on July 1, 2010 when the Icahn Group became the beneficial owner of 33% or more of the Shares. Accordingly, the trust became irrevocable, and the Company may not withdraw any trust assets (other than once every six months in an amount that the trustee reasonably determines exceeds the remaining potential severance obligations), until any cash severance obligations that have become payable to the executives have been paid or the employment agreements with the executives expire or terminate without those obligations becoming payable. The trust assets have been invested in accordance with investment guidelines adopted by the Company. The Board believes these arrangements permit our senior management team to focus on Lionsgate’s business rather than the continuing distractions of the Offer and the views expressed by the Icahn Group.

The Company believes that the Offer, if consummated, would result in a “change in control” event for purposes of the employee agreements with executive officers, the 2004 Plan and the obligations of the trust.

For more information about potential termination benefits, see the information set forth in “Executive Compensation — Employment Agreements — Severance and Other Benefits Upon Termination of Employment” and “Potential Payments Upon Termination or Change In Control” in the 2010 Compensation Information, excerpts of which are attached hereto as Exhibit (e)(1) and incorporated herein by reference.

The above summary and description of the employment agreements and the 2004 Plan are qualified in their entirety by reference to the agreements and plans filed as Exhibits (e)(2), (e)(3), (e)(4), (e)(5), (e)(6), (e)(7), (e)(8), (e)(9), (e)(10), (e)(11), (e)(12) and (e)(13) to this Statement and incorporated herein by reference and to sections of the 2010 Compensation Information that are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Director Compensation

The members of the Board who are not also employees of Lionsgate (the ‘‘Non-Employee Directors”) are entitled to receive an annual retainer of $40,000. Mr. G. Scott Paterson, Chairman of the Audit Committee, is entitled to receive an additional annual retainer of $15,000, and Mr. Arthur Evrensel, Chairman of the Compensation Committee, Mr. Morley Koffman, Chairman of the Nominating and Corporate Governance Committee, and Mr. Harald Ludwig, Chairman of the Strategic Advisory Committee, are each entitled to receive an additional annual retainer of $10,000. Mr. Ludwig, the non-employee Co-Chairman of the Board, is also entitled to receive an additional annual retainer of $52,000. In addition, each Non-Employee Director is entitled to receive a fee of $1,400 for each meeting of the Board or any committee thereof that the director attends in person, via teleconference or via videoconference. Moreover, each director that serves on the Special Committee, created in March 2009 and reconfirmed in February 2010, earns a fee of $10,000 per month and will receive a one-time fee of $10,000 (other than the Chairman) for 2010. Additionally, Mr. Ludwig, as Chairman of the Special Committee, will receive an additional one-time fee of $60,000 in 2010.

The retainers and fees for the Non-Employee Directors are paid, at the director’s election, either 50% in cash and 50% in the form of Shares or 100% in the form of Shares, except that the additional annual retainer for Lionsgate’s non-employee Co-Chairman is paid 50% in cash and 50% in the form of Shares. Retainers are generally paid in two installments each year, with the number of Shares to be delivered in payment of any retainer to be determined by dividing the dollar amount of the retainer to be paid in the form of Shares by the average closing price of Shares for the last five business days prior to payment.

The Non-Employee Directors are also granted 12,500 restricted share units upon first being elected or appointed to the Board and an additional 12,500 restricted share units after five years of service on the Board. The restricted share units vest in annual installments over three years following the date of grant and are paid upon vesting in an equivalent number of Shares. Lionsgate requires that Non-Employee Directors hold a minimum of 10,000 Shares. Pursuant to Lionsgate’s policies, directors are also reimbursed for reasonable expenses incurred in the performance of their duties, including reimbursement for air travel and hotel expenses.

See “Director Compensation” in the 2010 Compensation Information, excerpts of which are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference.

Indemnification of Directors and Officers

Under the Business Corporations Act (British Columbia, Canada) (the “BC Act”), Lionsgate may indemnify a present or former director or officer of Lionsgate or a person who acts or acted at Lionsgate’s request as a director or officer of another corporation, or for an affiliate of Lionsgate, and his heirs and personal representatives against all costs, charges and expenses, including legal and other fees and amounts paid to settle an action or satisfy a judgment, actually and reasonably incurred by him including an amount paid to settle an action or satisfy a judgment in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of his position with Lionsgate or such other corporation and provided that the director or officer acted honestly and in good faith with a view to the best interests of Lionsgate or such other corporation, and, in the case of a criminal or administrative action or proceeding, had reasonable grounds for believing that his or her conduct was lawful. Other forms of indemnification may be made only with court approval.

Lionsgate’s Articles provide that, subject to the BC Act, Lionsgate shall indemnify every director or former director of Lionsgate and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and may, subject to the BC Act, indemnify any other person. Lionsgate’s Articles permit Lionsgate, subject to the limitations contained in the BC Act, to purchase and maintain insurance on behalf of directors and officers, as the Board may from time to time determine. Lionsgate, however, only maintains directors and officers liability insurance and corporate reimbursement insurance.

Lionsgate has entered into indemnity agreements with its directors, executive officers, and certain other key employees whereby Lionsgate has agreed to indemnify such persons to the extent permitted by Lionsgate’s Articles and the BC Act.

The foregoing summaries are necessarily subject to the complete text of the statute and are qualified in their entirety by reference to the Articles, Notice of Articles and Form of Director Indemnity Agreement filed as Exhibits (e)(15), (e)(16) and (e)(14) to this Statement and incorporated herein by reference.

Agreements with Dr. Mark H. Rachesky and/or Affiliated Entities

On July 9, 2009, Lionsgate entered into a letter agreement with Dr. Rachesky in which Lionsgate agreed, among other things, to nominate Dr. Rachesky for election to the Board at the 2009 Annual General Meeting of Shareholders of Lionsgate (the “2009 Annual Meeting”) and to recommend the election and solicit proxies for the election of Dr. Rachesky. The letter agreement also provided, subject to certain terms and conditions, that (i) Dr. Rachesky and his affiliated entities (collectively, the “MHR Group”) that owned, beneficially or of record, Shares as of the record date for the 2009 Annual Meeting, would vote for Lionsgate’s director nominees at the 2009 Annual Meeting, (ii) Lionsgate would enter into a registration rights agreement with the MHR Group and (iii) in the event Lionsgate enters into an agreement with any other person, or invites or receives a proposal, in either case which relates to the matters addressed by the letter agreement and that has terms or conditions that are more favorable to such person or more restrictive to Lionsgate than the terms or conditions set forth in the letter agreement or the registration rights agreement, then the Company will offer the MHR Group the opportunity to enter into an agreement on the same terms and conditions or, as the case may be, make a competing proposal which shall be considered by Lionsgate in good faith before deciding whether to execute any other agreement.

On September 15, 2009, Dr. Rachesky was elected to the Board. On October 22, 2009, Lionsgate entered into a registration rights agreement with MHR Fund Management LLC and certain other members of the MHR Group. The agreement provides for, among other things, the registration under the Securities Act of 1933, as amended, of certain Shares held by the MHR Group.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the letter agreement and registration rights agreement filed as Exhibits (e)(17) and (e)(18) to this Statement and incorporated herein by reference.

On December 1, 2009, Lionsgate entered into a confidentiality agreement with Dr. Rachesky which provides, among other things, that Dr. Rachesky and MHR Fund Management LLC are subject to certain confidentiality and non-disclosure obligations relating to information concerning Lionsgate. In addition Dr. Rachesky and Lionsgate have entered into a director indemnity agreement, dated September 16, 2009, that is substantively similar to the indemnity agreements between Lionsgate and its other directors.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

Solicitation or Recommendation

After careful consideration, including a thorough review by the Board, in consultation with its financial and legal advisors, of the terms and conditions of the Offer, the Board, by unanimous vote of the directors present at a meeting held on August 2, 2010 determined that the Offer is not in the best interests of Lionsgate, its shareholders and other stakeholders.

Accordingly, for the reasons described in more detail below, the Board recommends that Lionsgate’s shareholders reject the Offer and NOT tender their Shares to the Offeror in the Offer. Please see “— Reasons for Recommendation” below for further detail.

If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact your broker or Lionsgate’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address, phone number and email address below:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
Telephone: (800) 322-2885 (Toll-Free)
(212) 929-5500 (Collect)
Email: Lionsgate@mackenziepartners.com

Background of the Offer and Reasons for Recommendation

Background of the Offer

On October 20, 2008, Carl C. Icahn and certain members of the Icahn Group filed a Schedule 13D indicating that they beneficially owned 10,762,387 Shares, representing approximately 9.17% of the then outstanding Shares. The Icahn Group stated that it had “acquired the Shares in the belief that the Shares were undervalued.” Prior to that time, representatives of the Icahn Group had engaged in discussions with representatives of Lionsgate, and the Icahn Group indicated in the filing that they “intend from time to time to seek to continue to have discussions” with Lionsgate representatives.

In February 2009, the Icahn Group filed three amendments to its Schedule 13D indicating it had increased its ownership to 16,540,849 Shares, representing approximately 14.28% of the then outstanding Shares. It also indicated that it “may seek to add nominees” designated by the Icahn Group to Lionsgate’s board, “which could include expanding the size of the Board and/or removing individuals from the Board,” and that it might take such actions at Lionsgate’s next annual shareholders meeting or at a special meeting that the Icahn Group might call. The Icahn Group also indicated that it had acquired $1 million in aggregate principal amount of the 2024 Notes.

On February 25, 2009, Jon Feltheimer, Lionsgate’s Chief Executive Officer and Co-Chairman of the Board, and Michael Burns, Lionsgate’s Vice Chairman and a member of the Board, met with Messrs. Carl Icahn and Brett Icahn, to discuss the Icahn Group’s intentions, including Mr. Carl Icahn’s request to designate five of Lionsgate’s 12 Board members. On February 26, 2009, the Strategic Advisory Committee of the Board met to discuss these matters.

On February 27, 2009, legal advisors to the Icahn Group communicated to Lionsgate’s legal advisors certain corporate governance and other proposals made by the Icahn Group. The legal advisors to the Icahn Group indicated that, among other things, the Icahn Group expected that any settlement agreement between the Icahn Group and Lionsgate would provide the Icahn Group with the right to designate three Board members (constituting 25% of the Board seats, notwithstanding the fact that the Icahn Group then owned only approximately 14.28% of the outstanding Shares) and an unspecified number of board observers, and that such designees and observers would be permitted to discuss confidential matters related to Lionsgate with Mr. Icahn, notwithstanding the fact that Mr. Icahn was not proposed to be a member of the Board. The Icahn Group proposed that one of its designated appointees would be Mr. Brett Icahn, and that the Board size would be restricted to 12 directors. It also proposed that two consultants be engaged to conduct a review of Lionsgate’s cost structure, with one engaged by the Board and the other engaged by the Icahn Group. That day, the Board met to consider the Icahn Group’s proposals and determined to create a Special Committee of independent directors with authority to engage in negotiations with the Icahn Group. The members of the Special Committee initially consisted of Harald Ludwig and Brian V. Tobin, who were later joined by Morley Koffman and Hardwick Simmons, all independent members of the Board.

On March 2, 2009, Messrs. Tobin and Ludwig met with Mr. Icahn to discuss his proposal. Mr. Icahn indicated, among other things, that he was concerned with Lionsgate’s cost structure and, with regards to Lionsgate’s acquisition of TV Guide Network and certain related assets, Mr. Icahn suggested that Lionsgate’s capital would have been put to better use by repurchasing Shares. On March 3, 2009, Mr. Feltheimer engaged in discussions with Mr. Icahn. The Board met again on March 3 and March 4, 2009, to further consider Mr. Icahn’s proposal.

On March 5, 2009, Mr. Burns, at the direction of the Board, discussed the terms of a potential settlement with Messrs. Carl Icahn and Brett Icahn. The Icahns threatened to conduct a proxy fight and replace the Board entirely if the Board did not agree to their terms by the end of the day. Later that day, the Board met to discuss Mr. Icahn’s demands, as well as the terms of a customary standstill provision which would restrict the Icahn Group from engaging in a proxy contest with Lionsgate or acquiring more than 19.9% of the Shares. The Board determined that Lionsgate should attempt to reach a mutually acceptable agreement with Mr. Icahn, within certain parameters authorized by the Board, and directed the Special Committee to present a proposal to Mr. Icahn.

Over the course of the day on March 6, 2009, Messrs. Tobin and Ludwig engaged in discussions with Mr. Icahn in an effort to reach agreement on the principal terms of a settlement. During the period commencing on March 6, 2009 until March 11, 2009, the parties exchanged drafts of a settlement agreement and their representatives engaged in negotiations regarding the terms thereof. The Special Committee met on several occasions to consider continuing and new demands made by the Icahn Group and potential responses and courses of action to address those demands.

On March 10, 2009, a Board meeting was held to review the open points in the settlement negotiations, including (1) the Icahn Group’s rejection of a one-year standstill that Lionsgate proposed would not be terminated with respect to the acquisition of shares even if its designated Board appointees resigned from the Board or otherwise ceased to be members of the Board, unless the Icahn Group tendered for 100% of the Shares, (2) the Icahn Group’s rejection of a limitation beyond Lionsgate policy upon any of its designated Board appointees that would prevent them from seeking strategic acquisitions of Lionsgate by third parties, (3) the Icahn Group’s request for a “most favored nation” provision, and (4) the Icahn Group’s request that its designated Board appointees be nominated and supported for two one-year terms. Thereafter, Messrs. Tobin and Ludwig each discussed the open points with Mr. Icahn. Representatives of the Icahn Group had previously requested, and Lionsgate had agreed, that the standstill obligations would be subject to several exceptions and would generally terminate prior to the 2010 Annual General Meeting of shareholders, or earlier if certain of the Icahn Group’s proposed Board designees had resigned or otherwise ceased to be Board members. Mr. Icahn continued to demand, among other things, that the Icahn Group be granted “most favored nation” treatment so that if Lionsgate entered into a similar type of agreement with any other Lionsgate shareholder holding at least 16,500,000 Shares, even in the context of a strategic business arrangement or a strategic acquisition, the Icahn Group could elect to receive the benefit of any less restrictive standstill provisions in that agreement.

A Board meeting was held the next day, on March 11, 2009, to consider the Icahn Group’s proposed standstill and other settlement terms. Following the meeting, at the direction of the Board, Wachtell, Lipton, Rosen and Katz (“Wachtell Lipton”), sent a revised settlement agreement to the Icahn Group’s legal advisors which did not have the “most favored nation” provision but contained various board representation and other governance rights.

Shortly thereafter, Mr. Icahn issued a press release, and the Icahn Group filed an amendment to the Icahn Group’s Schedule 13D, with the following statement:

We have recently been engaged in discussions with Lions Gate regarding the possibility of having a number of our designees added to Lions Gate’s board of directors. Those discussions have been terminated because agreement could not be reached concerning certain aspects of the standstill agreement that Lions Gate demanded as a condition to installing those board members.

The following day, on March 12, 2009, Mr. Icahn issued a press release announcing that certain of his affiliated entities intended to commence a tender offer to purchase for cash any and all of the 2024 Notes and the 2025 Notes (the “Debt Tender Offer”). On March 17, 2009, Mr. Icahn issued a press release announcing that the offer price for the Debt Tender Offer was $750 for each $1,000 principal amount of 2024 Notes tendered, and $730 for each $1,000 principal amount of 2025 Notes tendered, in each case plus accrued but unpaid interest.

On March 20, 2009, Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP and High River Limited Partnership (collectively, the ‘‘Icahn Debt Offerors”) commenced the Debt Tender Offer and filed the Offer to Purchase in a Schedule 13D amendment.

On March 26, 2009, LGEI, the issuer of the 2024 Notes and the 2025 Notes, issued a press release in response to the Debt Tender Offer that included the following statement:

[LGEI] noted that its Board believes that each noteholder should make its decision as to whether to tender on an individual rather than a collective basis, based on that noteholder’s particular circumstances. It further indicated that its Board believes the determination of whether to tender is a financial decision to be made by each noteholder based on the terms of the tender offer and the cash price being offered by the Icahn Group. The

Board of Directors of [LGEI’s] parent owes fiduciary duties to its shareholders, who may be affected by a noteholder’s decision to tender or not to tender notes. For these reasons, [LGEI] believes that it is not appropriate for it to make a recommendation to noteholders regarding the tender of their notes and expresses no opinion as to the course of action that noteholders should take.

In addition, in light of the fact that the 2024 Notes and the 2025 Notes are convertible into Shares in certain circumstances, LGEI noted in the press release that the terms of its Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of July 25, 2008 (the “Senior Revolving Facility”) generally provide that the acquisition of ownership or control of more than 20% of the equity of Lionsgate by any person or group may constitute a “change in control” that could result in an event of default and acceleration of the indebtedness outstanding under the Senior Revolving Facility, which could in turn result in a cross-default and acceleration of LGEI’s payment obligations under other outstanding indebtedness. Lionsgate had entered into the Senior Revolving Facility in 2003, years before the date the Icahn Group states that it began acquiring Shares. Lionsgate did not propose the “change in control” provisions in the Senior Revolving Facility. As is not uncommon, the lenders under the credit agreement negotiated for, among other things, the “change in control” provision because of the unknown consequences to the Senior Revolving Facility or ownership of the Company in the event of a “change in control.”

On March 30, 2009, Mr. Icahn issued a press release which included the following statement:

In the event of a “Change in Control”, the Company’s payment obligations under both the $325 million in notes and any amount drawn on the revolver could be accelerated. If this occurred, the company would face either a refinancing or restructuring. Because any consideration of refinancing must take into account the difficult state of the current credit markets, one is left to speculate how the company would meet this demand without restructuring?

If the company is forced to restructure, we believe that much of the company’s equity would end up being owned by the debt holders, and that in the long run, due primarily to the company’s library assets, these assets would provide the noteholders full “recovery value” if managed properly. The other noteholders, when considering my tender, should ask themselves whether or not they believe the same.

In April 2009, Lionsgate and certain holders of the 2025 Notes discussed a potential debt exchange offer. Negotiations ensued and, on April 20, 2009, LGEI, entered into Refinancing Exchange Agreements with certain existing holders of the 2025 Notes which provided that the holders would exchange $66.6 million aggregate principal amount of the 2025 Notes for New 2025 Notes in the same aggregate principal amount. The New 2025 Notes had a conversion price that was lower than the conversion price applicable to the 2025 Notes; however, the dates on which holders of the New 2025 Notes could require LGEI to repurchase the notes were extended by three years, as compared to the repurchase dates for the 2025 Notes. The extension of the date on which holders could require the Company to repurchase the notes provided the Company with additional flexibility with respect to its liquidity position. Shortly after the exchange was completed, the New 2025 Notes were trading at approximately the same price as the 2025 Notes, suggesting that the market did not view the New 2025 Notes as having terms more favorable to the holders, in the aggregate.

On April 21, 2009, the Icahn Debt Offerors extended the expiration date of the Debt Tender Offer from April 20, 2009 to May 1, 2009. Following the expiration of the Debt Tender Offer on May 1, 2009, the Icahn Group disclosed that a total of only $154,000 principal amount of the 2024 Notes and $429,000 principal amount of the 2025 Notes had been validly tendered and not withdrawn from the offer.

On April 24, 2009, Lionsgate filed an application with the British Columbia Securities Commission (the “BCSC”) to cease to be a reporting issuer in Canada, recognizing that the Shares had been delisted from the Toronto Stock Exchange in 2006, primarily due to the low trading volume of the Shares on such exchange (which represented less than 1% of the volume of Shares traded on the New York Stock Exchange (the “NYSE”) for the year ended December 31, 2005) and the reality that compliance with U.S. disclosure obligations provided shareholders with substantively the same information required under Canadian disclosure obligations. Legal counsel to Mr. Icahn, who is not Canadian, made a submission to the BCSC, dated May 8, 2009, opposing this application on behalf of Mr. Icahn. To Lionsgate’s knowledge, no other shareholders expressed similar opposition to Lionsgate ceasing to be a reporting issuer. Shortly thereafter, Lionsgate determined to withdraw its application.

In addition, Lionsgate has, from time to time, considered potential advantages and disadvantages of relocating to the United States, including with respect to taxes and applicable laws (including applicable corporate laws). Lionsgate has also recognized, among other things, the fact that the overwhelming majority of its shareholders are located in the U.S. and considered the potential benefits of qualifying as a U.S. company for inclusion in stock indices such as the Russell 2000.

In May and June 2009, representatives of Lionsgate had several discussions with the Icahns regarding Lionsgate’s interest in a potential acquisition of Metro-Goldwyn-Meyer Inc., including the Icahns’ potential participation in providing financing for the transaction. Mr. Burns reiterated to the Icahns that Lionsgate takes a disciplined approach to acquisition opportunities, basing its evaluation of such opportunities on specified financial and business guidelines. On June 5, 2009, the Icahn Group filed an amendment to its Schedule 13D indicating that they beneficially owned 18,233,712 Shares, representing approximately 15.56% of the then outstanding Shares.

On June 10, 2009, the Special Committee again met to discuss the possibility of nominating an individual recommended by the Icahn Group for election to the Board at the 2009 Annual Meeting, in exchange for the Icahn Group’s agreement to vote the Shares it beneficially owned in favor of Lionsgate’s slate of directors at the meeting. During subsequent discussion with Mr. Icahn, including meetings on July 18 and July 19, 2009, Lionsgate did not require any standstill provisions from Mr. Icahn in connection with nominating the individual recommended by the Icahn Group. The Nominating and Corporate Governance Committee of the Board began review of the individual’s qualifications and credentials. Ultimately, though, Mr. Icahn determined not to proceed with the nomination, stating that he did not want to limit his options. Moreover, during such discussions, Mr. Burns indicated that if Mr. Icahn was not to be the designee, it would be desirable for the Icahn Group’s designee to be a Canadian resident in order to facilitate compliance with certain Canadian cultural and governance requirements. In response, Mr. Icahn suggested that Lionsgate should consider leaving Canada.

Around substantially the same time that Lionsgate offered to nominate a designee of the Icahn Group to the Board, Lionsgate made a similar proposal to another of its significant and long-time shareholders, the MHR Group, a 19.9% owner of the then outstanding Shares. Following discussions of the terms of the proposal, Dr. Rachesky and Lionsgate entered into a letter agreement, dated July 9, 2009, that provided that Lionsgate would nominate Dr. Rachesky for election to the Board, and Dr. Rachesky would vote the Shares held by the MHR Group in favor of Lionsgate’s slate of directors at the 2009 Annual Meeting.

On June 17, 2009, the Icahn Group filed an amendment to its Schedule 13D indicating that it had purchased additional Shares to increase its beneficial ownership amount to 19,752,312 Shares, which represented approximately 16.86% of the then outstanding Shares.

The 2009 Annual Meeting was held on September 15, 2009. Shareholders voted to elect all of the 12 director candidates nominated by Lionsgate, including Dr. Rachesky. To Lionsgate’s knowledge, all of the Shares held by the Icahn Group were withheld in the election of all directors. The following day, Mr. Burns again met with Messrs. Carl Icahn and Brett Icahn to discuss their suggestions with respect to Lionsgate. Mr. Burns also met with Mr. Brett Icahn on October 2, 2009.

On October 6, 2009, Lionsgate executed a letter agreement with ISL, an entity that provides sourcing services to certain portfolio companies associated with the Icahn Group. Pursuant to the letter agreement, Lionsgate agreed that ISL may disclose certain information about Lionsgate to potential suppliers of goods and services, but Lionsgate is not obligated to purchase any goods or services until such time as it enters into specific agreement with such supplier. No fees are paid by either Lionsgate or ISL in connection with the sourcing arrangement contemplated by the letter agreement.

Mr. Feltheimer and Mr. Burns continued to meet with Messrs. Carl and Brett Icahn from time to time to hear their views.

On February 5, 2010, the Icahn Group filed an amendment to its Schedule 13D to disclose that it beneficially owned 21,162,432 Shares, representing approximately 18.06% of the then outstanding Shares.

On February 11, 2010, the Icahns informed Mr. Burns that they were considering commencing a tender offer to increase their interest in Lionsgate to approximately 29.9%. They also explained to Mr. Burns that they would seek greater influence over Lionsgate’s decisions with respect to any major transactions.

On February 12 and February 14, 2010, Mr. Burns met with the Icahns, who provided Mr. Burns with a list of demands that included, among other things, the appointment of Brett Icahn to the Board and the creation of three new Board committees — a Transaction Committee, a Consultant Committee and an “Investments in Films and Television Programs” Capital Allocation Committee — which would each be limited in size to three directors and would each include Brett Icahn as a member. The Icahns also demanded that (1) any acquisition of assets in excess of $200 million be approved by holders of at least 40% of the Shares, (2) if any backstopped rights offering was undertaken, each shareholder owning more than 10% of the outstanding Shares be offered an opportunity to compete to provide the backstop, and (3) the Icahn Group be granted the same rights that Lionsgate had agreed to give Dr. Rachesky and the MHR Group, including with respect to the rights set out in the July 9, 2009 letter agreement (described in more detail under Item 3 of this Solicitation/Recommendation Statement). The Icahns proposed that the Icahn Group be subject to a one year standstill provision without specifying what actions would be prohibited.

On February 15, 2010, a U.S. federal holiday, Mr. Brett Icahn sent Mr. Burns a list of these demands and demanded that Mr. Burns immediately execute a letter agreement which provided that, as a demonstration of its good faith, Lionsgate would agree not to issue, authorize or engage in discussions regarding the issuance of any securities (other than issuances pursuant to the exercise or conversion of currently outstanding stock options or convertible securities). The letter also provided that this restriction would terminate on February 20, 2010 or such earlier date, if any, that Mr. Icahn or his affiliates publicly announced a tender offer to acquire Shares. Moreover, the Icahns threatened to commence a tender offer the next day if Mr. Burns did not immediately sign the letter agreement. Mr. Burns discussed the letter with Wachtell Lipton that night. After that discussion, Mr. Burns indicated to Brett Icahn that he would discuss the request with members of the Board as soon as possible, but obviously could not agree to execute the letter that night without consultation with the Board.

The following day, on February 16, 2010, without engaging in further settlement discussions with Lionsgate regarding his written demands delivered the day before, Mr. Icahn issued a press release indicating that certain of his affiliates intended to commence a tender offer to acquire up to 13,164,420 Shares (as such offer was amended from time to time, the “First Tender Offer”) which, together with the Shares already owned by the Icahn Group, would result in the Icahn Group beneficially owning approximately 29.9% of the then outstanding Shares. The press release indicated that it was the Icahn Group’s belief that, if the acquisition of more than 20% of the outstanding Shares by the Icahn Group would constitute an event of default under the Senior Revolving Facility, such an event of default could be avoided through a waiver by the lenders thereunder or through Lionsgate’s prepayment or elimination of the Senior Revolving Facility. That same day, the Special Committee met to discuss the proposed tender offer, and Lionsgate issued a press release confirming that the Board would review the Icahn Group’s proposed tender offer.

From February 16, 2010 through March 12, 2010, members of the Special Committee and the Special Committee’s legal advisors met with members of the Board to discuss the terms of the First Tender Offer and potential responses and courses of action to address the First Tender Offer, including the advantages and disadvantages of, and legal considerations with respect to, the potential adoption of a shareholder rights plan (the “First Rights Plan”).

The Icahn Group also filed on February 16, 2010, an amendment to its Schedule 13D indicating it had purchased an additional 945,139 Shares on February 9 and February 10, 2010, thereby increasing its beneficial ownership to 22,107,571 Shares, which represented approximately 18.87% of the total outstanding Shares.

On February 17, 2010, Lionsgate completed the filing of a shelf registration statement with the SEC that would allow it and LGEI to sell, from time to time, up to $750 million in Shares, certain debt securities, or a combination thereof. The registration statement was declared effective by the SEC on March 3, 2010.

On February 18, 2010, Mr. Burns spoke with Mr. Brett Icahn, regarding the Icahns’ demands. On February 19, 2010, the Special Committee and the Strategic Advisory Committee of the Board met jointly with members of

Lionsgate’s senior management team and legal and financial advisors to consider the Icahn Group’s proposed tender offer and related matters, including the applicable legal framework, potential responses and courses of action to address the proposed tender offer.

On February 22, 2010, the Icahns discussed their tender offer with Mr. Burns and suggested, among other things, that notwithstanding public statements made by Mr. Icahn less than a year earlier in the context of the Debt Tender Offer, they were confident the administrative agent (JPMorgan Chase Bank, N.A. (“JPMorgan”)) for Lionsgate’s revolving credit facility would waive the “change in control” default trigger and allow the Icahn Group to increase its shareholding amount to 29.9% or, alternatively, Lionsgate could avoid the default by prepaying and terminating the facility. Mr. Burns indicated that Lionsgate was evaluating a response to the First Tender Offer that would be in the best interests of the Company, the shareholders and the Company’s other stakeholders, but remained very concerned about the potential default and liquidity problems that could result from the First Tender Offer. He also told the Icahns that he had commenced preliminary discussions with JPMorgan about the Senior Revolving Facility and Lionsgate’s Credit, Security, Guaranty and Pledge Agreement, dated as of October 6, 2009 (the “2009 Facility” and, together with the Senior Revolving Facility, the “Credit Facilities”) and the possibility of increasing the “change in control” threshold, but that JPMorgan had not indicated that it would agree to such an amendment in connection with the First Tender Offer.

Later that day, Brett Icahn forwarded Mr. Burns a draft of sections of the Offer to Purchase regarding the background and purpose of the First Tender Offer and requested that Mr. Burns send him an email with the following statement: “I have reviewed the attached draft disclosure with legal counsel and hereby confirm, on behalf of Lions Gate Entertainment Corp. and its subsidiaries, that it accurately reflects our discussions in all material respects.” Following review with legal counsel, Mr. Burns concluded and conveyed to Brett Icahn his belief that the Icahns’ draft omitted numerous facts that the shareholders might consider important in deciding whether to tender their Shares, which facts are presented in the Solicitation/Recommendation Statement filed with the SEC on March 12, 2010.

On February 26, 2010, the Board determined that the Special Committee formed in February 2009 would continue to be constituted to consider, evaluate, negotiate (if necessary) and make recommendations to the Board in connection with any initiatives by the Icahn Group, including the formulation of Lionsgate’s recommendation to be filed on Schedule 14d-9 with respect to any tender offer by the Icahn Group and the corresponding Canadian Directors’ Circular, and any other transactions, proposals, expressions of interest or strategic alternatives that may be available to Lionsgate. Thereafter, members of the Special Committee were actively engaged in discussions with members of the Board, senior management, and legal and financial advisors to the Board and the Special Committee, and also received the perspectives of shareholders, including Dr. Rachesky and the MHR Group, directly and through their representatives.

On March 1, 2010, certain members of the Icahn Group commenced the First Tender Offer and, on that same day, Lionsgate issued a press release requesting that shareholders take no action in response to the First Tender Offer and informing shareholders that the Board, in consultation with its financial and legal advisors, would review the First Tender Offer and make its recommendation to shareholders.

On March 1, 2010, the Special Committee met with its U.S. legal advisor, Wachtell Lipton, and its Canadian legal advisor, Goodmans LLP, and discussed the terms of the First tender Offer, the applicable legal framework and potential responses to and courses of action in the context of the First Tender Offer, including the advantages and disadvantages of, and legal considerations with respect to, the potential adoption of a shareholder rights plan. Goodmans LLP reviewed with the Special Committee its fiduciary duties in this context. The Special Committee also discussed with its legal advisors the advisability of engaging, in addition to the Company’s financial advisor, an independent financial advisor to the Special Committee.

On March 2, 2010, the Special Committee met with several financial advisors, including Perella Weinberg Partners LP (“Perella Weinberg”), to discuss their independence and expertise in connection with advising companies with respect to the types of matters under consideration by the Special Committee. Following those meetings, the Special Committee determined to engage Perella Weinberg as its financial advisor.

On March 3, 2010, the Special Committee met with its legal and financial advisors. During the meeting, the Special Committee considered presentations from Messrs. Burns, Feltheimer and Levin, regarding the First Tender Offer and their views on the possible implications of, and actions that might be taken in the context of, the First Tender Offer, including an update on their views with respect to a possible amendment or waiver of the “change in control” provision in both Credit Facilities. Mr. Burns also discussed the potential views of certain of the Company’s significant shareholders with respect to the possible adoption of a shareholder rights plan. Following presentations from senior management, the Special Committee met in executive session with its legal and financial advisors to consider, among other things, senior management’s presentation, Perella Weinberg’s preliminary views concerning the First Tender Offer, and the potential adoption of a shareholder rights plan.

On March 4 and March 5, 2010, the Special Committee again met with its legal and financial advisors. During the meetings, the Special Committee considered, among other things, additional presentations from Messrs. Burns, Feltheimer and Levin. At each meeting, the Special Committee met in executive session. Following presentations from management on March 5, 2010, the Special Committee met in executive session with its legal and financial advisors to discuss the work undertaken to date by the financial advisors, including their meetings with management, and to further consider whether to recommend the adoption of a shareholder rights plan and the possible interaction between the change in control provision of the Credit Facilities and the “significant interest” threshold under the shareholder rights plan, if one was adopted. The Special Committee also discussed the implications of alternative percentages of the outstanding Shares that could be considered to define a “significant interest” for purposes of a shareholder rights plan. Following those discussions, the members of the Special Committee unanimously determined to pursue the possible implementation of a shareholder rights plan and related amendment of the “change in control provision” in the Credit Facilities and asked that the legal advisors continue their work on the possible implementation of a shareholder rights plan.

On March 10, 2010, the Special Committee met with its financial and legal advisors as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee considered and discussed, among other things, presentations from Messrs. Burns, Feltheimer and Levin regarding their views on the potential implications of the Offer, the adoption of a shareholder rights plan, and other responses and courses of action that might be taken in the context of the First Tender Offer. The Special Committee and its advisors also considered and discussed a presentation by Morgan Stanley & Co. Incorporated (“Morgan Stanley”), the Company’s financial advisor, with respect to, among other things: the potential impact of the First Tender Offer on effective control of the Company; factors currently affecting the market price of the Shares and shares of the Company’s peers; the value implications of the current business plan and outlook and strategic initiatives of the Company (including with respect to the Company’s theatrical segment, television segment, TV Guide Network and EPIX, the company’s joint venture creating a premium television channel and subscription video-on-demand service); the adequacy of the consideration in the First Tender Offer when assessed against a range of relevant metrics; and considerations relevant to the potential adoption of a shareholder rights plan. The Special Committee also considered and discussed a presentation by the Company’s legal advisor with respect to the potential adoption of a shareholder rights plan and the calling of a special meeting of shareholders to confirm such shareholder rights plan. The Special Committee then excused the Company’s management and the Company’s advisors and considered and discussed, among other things, a presentation from Perella Weinberg and focused particularly on Perella Weinberg’s financial analysis of the price offered in the First Tender Offer (the “First Offer Price”) when assessed against a range of relevant metrics. At the conclusion of its presentation, Perella Weinberg orally delivered its opinion, which was subsequently confirmed in writing as attached in Annex C to the Solicitation/Recommendation stated filed on March 12, 2010, to the effect that as of March 10, 2010 and based upon and subject to the matters stated in its opinion, the consideration to be paid in the First Tender Offer is inadequate, from a financial point of view, to the shareholders of the Company (other than the Icahn Group and its affiliates). The Special Committee also discussed with its financial and legal advisors the Company’s current business strategy to maximize shareholder value, including with respect to the Company’s theatrical segment, television segment, TV Guide Network and EPIX, as well as the responses and courses of action that might be taken in the context of the First Tender Offer, including the adoption of a shareholder rights plan, and its fiduciary duties and the interests of the Company, its shareholders and other stakeholders. Following this discussion, the Special Committee unanimously determined to recommend to the Board that the Board recommend that shareholders reject the First Tender Offer and not tender any Shares pursuant to the First Tender Offer, and that the Board implement a shareholder rights plan, which would be subject to confirmation by the shareholders at a special meeting of shareholders.

On March 11, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors. The Board considered and discussed, among other things, presentations from Messrs. Burns, Feltheimer and Levin regarding their views on the potential implications of the First Tender Offer, the adoption of a shareholder rights plan, and other responses and courses of action that might be taken in the context of the Offer. The Board discussed with management the Company’s business plan and its strategy to maximize shareholder value, including with respect to the Company’s theatrical segment, television segment, TV Guide Network and EPIX. The Board also considered and discussed a presentation by Morgan Stanley, the Company’s financial advisor, with respect to, among other things: the potential impact of the First Tender Offer on effective control of the Company; factors currently affecting the market price of the Shares and shares of the Company’s peers; the value implications of the Company’s business plan and outlook and strategic initiatives of the Company; the adequacy of the consideration in the First Tender Offer when assessed against a range of relevant metrics; and considerations relevant to the potential adoption of a shareholder rights plan. The Board considered and discussed a presentation from Perella Weinberg, including Perella Weinberg’s financial analysis of the First Offer Price when assessed against a range of relevant metrics. Perella Weinberg advised the Board that on March 10, 2010 it had delivered its opinion to the Special Committee, to the effect that as of March 10, 2010 based upon and subject to the matters stated in its opinion, the consideration to be paid in the First Tender Offer is inadequate, from a financial point of view, to the shareholders (other than the Icahn Group and its affiliates). The Chairman of the Special Committee advised the Board of the determinations and recommendations of the Special Committee with respect to the First Tender Offer and the adoption of a shareholder rights plan. The Board considered and discussed with its advisors matters relevant to the adoption of a rights plan, including the mechanics of a plan, events that could trigger a plan, the possible effect of such plan on future transactions and the material terms of the plan that was proposed to be implemented. The Board also considered and discussed with its advisors the calling of a special meeting of shareholders to confirm such shareholder rights plan. Following this discussion and further deliberation, and upon receiving the recommendation of the Special Committee as noted above and further deliberation, the Board determined, by unanimous vote of the directors present, to recommend that shareholders reject the First Tender Offer and not tender any Shares pursuant to the First Tender Offer, to adopt a shareholder rights plan in the form presented to the Board, and to convene a special meeting of shareholders to confirm such shareholder rights plan as soon as reasonably practicable after its adoption, on May 4, 2010.

On March 19, 2010, certain members of the Icahn Group amended the First Tender Offer to include the terms described in Item 1 of the Solicitation/Recommendation Statement filed with the SEC on March 23, 2010 and, on that same day, Lionsgate issued a press release recommending that shareholders take no action in response to the First Tender Offer and informing shareholders that the Board, in consultation with the Special Committee and financial and legal advisors, would review the First Tender Offer and make its recommendation to shareholders. That same day, the Special Committee met with its financial and legal advisors as well as the Company’s management and financial and legal advisors to receive an update as to the amended terms of the First Tender Offer and public statements made by Mr. Icahn that day, on behalf of the Icahn Group, in connection with the First Tender Offer, and to discuss the Company’s and the Board’s obligations to respond under U.S. and Canadian securities laws. Following discussion, the Special Committee requested that management and the advisors conduct a further analysis of the First Tender Offer, including the financial and other terms of the First Tender Offer, the impact of the structure of the First Tender Offer on choices available to shareholders in choosing whether and when to accept the First Tender Offer, the operation of the First Rights Plan in the context of the First Tender Offer, and potential responses to the First Tender Offer. The Special Committee also agreed to reconvene on March 22, 2010 and to recommend that the Company call a meeting of the Board for later in the day on March 22, 2010 so as to permit the Company to respond promptly to the First Tender Offer.

On March 22, 2010, the Special Committee met with its financial and legal advisors as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee considered and discussed, among other things, presentations from Messrs. Burns, Feltheimer and Levin regarding management’s views on the amended First Tender Offer, the likely reaction of shareholders to the First Tender Offer, and the other business and strategic initiatives that are being pursued by the Company. The Special Committee also discussed with its legal advisors the terms of the amended First Tender Offer, including the absence of a subsequent offering period and the Icahn Group’s ability to waive the minimum tender condition, the applicability of the First Rights Plan to the amended First Tender Offer, and further proceedings regarding the First Rights Plan, including the upcoming special meeting of shareholders. The Special Committee discussed with its and the Company’s advisors potential responses to the First Tender Offer. The Special Committee and its advisors also considered and discussed a presentation by Morgan Stanley with respect to, among other things: the absence of any change to the per share First Offer Price; market perspectives on the amended First Tender Offer, including the inadequacy of the First Offer Price; factors currently affecting the market price of the Shares, including the current business plan and strategic initiatives of the Company, and the industry generally. After excusing the Company’s management and the Company’s advisors, the Special Committee considered and discussed, among other things, a presentation from Perella Weinberg regarding the amended First Tender Offer and Perella Weinberg’s financial analysis of the amended First Tender Offer. The Special Committee also took note of the opinion that it had received from Perella Weinberg on March 10, 2010 regarding the inadequacy, from a financial point of view, of the original First Tender Offer, as described above, and the fact that the Icahn Group had not increased the First Offer Price from the per-share price in the original First Tender Offer. Following discussion, the Special Committee unanimously determined that the amended First Tender Offer remained inadequate, from a financial point of view, and to recommend to the Board that the Board recommend that shareholders reject the amended First Tender Offer and not tender any Shares pursuant to the amended First Tender Offer.

Later on March 22, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors. The Board discussed with its and the Special Committee’s legal advisors the terms of the amended First Tender Offer, including the absence of a subsequent offering period and the Icahn Group’s ability to waive the minimum tender condition, the applicability of the First Rights Plan to the amended First Tender Offer, and further proceedings regarding the First Rights Plan, including the upcoming special meeting of shareholders. The Board also considered and discussed, among other things, presentations from Messrs. Burns, Feltheimer and Levin regarding management’s views on the amended First Tender Offer, the likely reaction of shareholders to the First Tender Offer, and the other business and strategic initiatives that are being pursued by the Company. The Board also considered and discussed a presentation by Morgan Stanley with respect to, among other things: the absence of any change to the per share First Offer Price; market perspectives on the amended First Tender Offer, including the inadequacy of the First Offer Price; factors currently affecting the market price of the Shares, including the current business plan and strategic initiatives of the Company, and the industry generally. The Board considered and discussed a presentation from Perella Weinberg regarding the amended First Tender Offer, including Perella Weinberg’s financial analysis of the amended First Tender Offer. The Chairman of the Special Committee also advised the Board of the determinations and recommendations of the Special Committee with respect to the amended First Tender Offer. After completion of these presentations, the Board engaged in a broad discussion of potential responses to the amended First Tender Offer, the Company’s current business and strategic initiatives and other strategic alternatives. Following discussion, and upon receiving the recommendation of the Special Committee as noted above, the Board determined, by unanimous vote of the directors present, that the amended First Tender Offer remained inadequate, from a financial point of view, and to recommend that shareholders reject the amended First Tender Offer and not tender any Shares pursuant to the amended First Tender Offer.

On April 15, 2010, certain members of the Icahn Group announced that the First Tender Offer was amended to include the terms described in Item 1 of the Solicitation/Recommendation Statement filed with the SEC on April 21, 2010. Also on April 15, 2010, Lionsgate issued a press release recommending that shareholders take no action in response to the amended First Tender Offer and informing shareholders that the Board, in consultation with the Special Committee and financial and legal advisors, would review the amended First Tender Offer and make its recommendation to shareholders.

On April 16, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee received an update regarding the terms of the amended First Tender Offer, the applicability of the First Rights Plan to the amended First Tender Offer, and certain of the conditions to the amended First Tender Offer. The Special Committee then engaged in a discussion of potential responses to the amended First Tender Offer and determined to adjourn and reconvene after the advisors to the Special Committee had completed their financial and legal analysis of the amended First Tender Offer.

On April 18, 2010, the Special Committee met with its legal advisors and the Company’s proxy advisor. The Special Committee considered and discussed the perspectives of the Company’s proxy advisor as to the feedback to date of shareholders with respect to the First Tender Offer, and planned solicitations of and discussions with shareholders. The Special Committee also considered and discussed the legal and regulatory environment relevant to the amended First Tender Offer, including applicable U.S. and Canadian securities laws, the operation of the First Rights Plan and the upcoming hearing before the BCSC regarding the Icahn Group’s application to cease trading the rights issued under the First Rights Plan, the Investment Canada Act (Canada) (the “ICA”), and the potential consequences to the Company of default under its Credit Facilities as a result of the First Tender Offer. Following discussion of potential responses to the amended First Tender Offer, the Special Committee adjourned to await the completion of the financial analysis by the Special Committee’s and the Company’s financial advisors.

On April 20, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee and its advisors considered and discussed a presentation by Morgan Stanley with respect to, among other things: the amendments to the First Tender Offer; market perspectives on the amended First Tender Offer; factors currently affecting the market price of the Shares, including the current business plan and initiatives of the Company, and affecting the industry generally; and the inadequacy of the First Offer Price relative to various metrics. The Special Committee also considered and discussed a presentation from Perella Weinberg regarding the amended First Tender Offer and Perella Weinberg’s financial analysis of the amended First Tender Offer. At the conclusion of the presentation, Perella Weinberg orally delivered its opinion, which was subsequently confirmed in writing as attached to the Statement filed with the SEC on April 21, 2010 in Annex D, to the effect that as of April 20, 2010 and based upon and subject to the matters stated in its opinion, the consideration to be paid in the amended First Tender Offer is inadequate, from a financial point of view, to the shareholders of the Company (other than the Icahn Group and its affiliates). The Special Committee also considered and discussed, among other things, communications with shareholders regarding the amended First Tender Offer, communications with proxy advisory groups, and matters related to the scheduled hearing before the BCSC. The Special Committee also discussed with its advisors and the Company’s management and advisors potential alternatives based on a number of different contingencies. The Special Committee then excused the Company’s management and the Company’s advisors and engaged in further discussion. At the conclusion of this discussion, the Special Committee unanimously determined that the amended First Tender Offer continued to be financially inadequate and coercive and continued to not be in the best interests of the Company, its shareholders and others stakeholders, and to recommend to the Board that the Board recommend that shareholders reject the amended First Tender Offer and not tender any Shares pursuant to the amended First Tender Offer.

Later on April 20, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors. The Board reviewed the terms of the amended First Tender Offer, including the Icahn Group’s continued ability to waive the minimum tender condition, the contemplated subsequent offering period and the continuing condition contemplating receipt of approval or deemed approval under the ICA and of the trust structure that had been proposed by the Icahn Group in this context, the applicability of the First Rights Plan to the amended First Tender Offer, and further matters regarding the Rights Plan, including the scheduled hearing before the BCSC and the special meeting of Lionsgate’s shareholders to be held on May 4, 2010. The Board also considered and discussed a presentation by Morgan Stanley with respect to, among other things: the amendments to the First Tender Offer; market perspectives on the amended First Tender Offer; factors currently affecting the market price of the Shares, including the current business plan and initiatives of the Company, and affecting the industry generally; and the inadequacy of the First Offer Price relative to various metrics. The Board also considered and discussed a presentation from Perella Weinberg to the Special Committee regarding the amended First Tender Offer, including Perella Weinberg’s financial analysis of the amended First Tender Offer. Perella Weinberg advised the Board that it had delivered the opinion, discussed above to the effect that as of April 20, 2010 and based upon and subject to the matters stated in its opinion, the consideration to be paid in the amended First Tender Offer is inadequate, from a financial point of view, to the shareholders of the Company (other than the Icahn Group and its affiliates). The Company’s management then provided an update as to the status of certain of its current initiatives and responded to questions from the members of the Board. Following these presentations, the Chairman of the Special Committee advised the Board of the determinations and recommendations of the Special Committee with respect to the amended First Tender Offer. The Board then engaged in a discussion of potential responses to the amended First Tender Offer, the Company’s current business and initiatives, the potential for default under its Credit Facilities as a result of the First Tender Offer, and discussions with shareholders as to their reactions to the amended First Tender Offer and the Company’s actions to date, including the implementation of the First Rights Plan. Following discussion and further deliberation, and upon receiving the recommendation of the Special Committee as noted above, the Board determined, by unanimous vote of the directors present, that the incremental changes to the amended First Tender Offer had not addressed its fundamental deficiencies, and the amended First Tender Offer continued to be financially inadequate and coercive and continued to be not in the best interest of the Company, its shareholders and others stakeholders, and to recommend that shareholders reject the amended First Tender Offer and not tender any Shares pursuant to the amended First Tender Offer.

On June 1, 2010, certain members of the Icahn Group announced that it had amended the First Tender Offer to delete the condition that at least 36,985,976 Shares must be properly and validly deposited under the First Tender Offer and not withdrawn and to further extend the First Tender Offer to 8:00 p.m. New York time on June 16, 2010. On that same day, Lionsgate issued a press release recommending that shareholders take no action in response to the First Tender Offer and informing shareholders that the Board, in consultation with the Special Committee and financial and legal advisors, would review the First Tender Offer and make its recommendation to shareholders.

On June 2, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee received an update regarding the terms of the amended First Tender Offer and noted that the financial terms of the First Tender Offer had not changed. The Special Committee then engaged in a discussion of the amended First Tender Offer and potential responses to the amended First Tender Offer and determined to adjourn and reconvene after the Special Committee’s legal and financial advisors had undertaken further analysis of the amended First Tender Offer.

On June 4, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee and its advisors considered and discussed, among other things, the repeated indications by shareholders of the Company that they consider the First Tender Offer to be inadequate, as evidenced by discussions with shareholders, by the votes cast by shareholders in favor of the First Rights Plan and by the fact that holders of less than 4% of the Company’s outstanding shares had tendered those shares into the First Tender Offer despite repeated amendments and extensions by the Icahn Group, as well as the potential reaction of shareholders to the amended First Tender Offer. The Special Committee also considered and discussed the hearings regarding the Offer before the Parliament of Canada and potential consequences to the Company that could result from completion of the First Tender Offer, including under the Company’s debt instruments and the ICA, the possibility that concerns over such consequences might cause additional shares to be tendered despite the inadequacy of the First Tender Offer, and potential actions that the Company might take to ameliorate these and other consequences. The Special Committee also considered and discussed an update by Morgan Stanley with respect to, among other things: the market price of the Shares; the current results, business plan and initiatives of the Company; the factors affecting the industry and strategic environment generally; and the inadequacy of the First Offer Price relative to various metrics. The Special Committee also received and considered an update of the financial analyses of its financial advisor Perella Weinberg in light of the amended First Tender Offer. The Special Committee also discussed with its advisors and the Company’s management and advisors potential alternatives based on a number of different contingencies. The Special Committee then excused the Company’s management and the Company’s advisors and engaged in further discussion. At the conclusion of this discussion, the Special Committee unanimously determined that the waiver of the minimum tender condition has not addressed and has actually exacerbated the fundamental deficiencies of the First Tender Offer, and the amended First Tender Offer continued to be financially inadequate and coercive and continued to not be in the best interests of the Company, its shareholders and other stakeholders, and to recommend to the Board that the Board recommend that shareholders reject the amended First Tender Offer and not tender any Shares pursuant to the amended First Tender Offer.

Later on June 4, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors. The Board reviewed, among other things, the terms of the amended First Tender Offer and the repeated rejection of the First Tender Offer by shareholders. The Board also considered and discussed updated analyses of each of Morgan Stanley and Perella Weinberg which had been provided to the Special Committee. The Company’s management then provided an update as to the status of certain of its current initiatives and responded to questions from members of the Board. Following these presentations, the Chairman of the Special Committee advised the Board of the determinations and recommendations of the Special Committee with respect to the amended First Tender Offer. Following discussion and further deliberation on these matters, including the determinations and recommendations of the Special Committee as noted above, the past and potential future reaction of shareholders, the hearings before the Parliament of Canada, potential consequences that could result from completion of the First Tender Offer and possible responses to such consequences, the Board determined, by unanimous vote of the directors present, that the elimination of the minimum tender condition to the First Tender Offer had, if anything, exacerbated its fundamental deficiencies, and that the amended First Tender Offer continued to be financially inadequate and coercive and continued not to be in the best interests of the Company, its shareholders and other stakeholders, and to recommend that shareholders reject the amended First Tender Offer and not tender any Shares pursuant to the amended First Tender Offer.

On June 16, 2010, the Offeror announced that a total of 12.5% of the outstanding Shares had been tendered into the First Tender Offer. On June 17, 2010, the Offeror updated this amount to 15,593,104 shares, or approximately 13.2% of the outstanding Shares.

Also on June 16, 2010, the Special Committee met with its financial and legal advisors, as well as the Company’s management and financial and legal advisors. During the meeting, the Special Committee and its advisors considered and discussed, among other things, the approximate number of shares tendered into the Offer, the consequences of the acquisition of shares by the Offeror, the intentions of management and the Company’s directors not to tender shares, and the continued pursuit of the Company’s strategic business plan. The Special Committee also considered and discussed the views of both Morgan Stanley and Perella Weinberg as to the financial analyses previously presented to the Special Committee. Following discussion, the Special Committee unanimously determined that the Offer continued to be financially inadequate and continued not to be in the best interests of Lionsgate, its shareholders and other stakeholders, and to recommend to the Board that the Board recommend that shareholders reject the amended Offer and not tender any Shares in the subsequent offering period of the Offer.

Later on June 16, 2010, the Board met with its financial and legal advisors as well as the Company’s management and the Special Committee’s financial and legal advisors. The Board reviewed, among other things, the recommendation of the Special Committee, an update as to the number of shares tendered and likely to be tendered, the consequences of the acquisition of Shares by the Offeror, the intentions of management and the Company’s directors not to tender shares, and the continued pursuit of the Company’s strategic business plan, and the views of Morgan Stanley and Perella Weinberg as to the financial analyses previously presented to the Board. Following discussion, the Board determined, by unanimous vote of the directors present, that the First Tender Offer continued to be financially inadequate and continued not to be in the best interests of Lionsgate, its shareholders and other stakeholders, and to recommend that shareholders reject the First Tender Offer and not tender any Shares in the subsequent offering period of the First Tender Offer.

On July 1, 2010, the Icahn Group filed an amendment to its Schedule TO indicating it had purchased an additional 4,638,702 Shares on that date, thereby increasing its beneficial ownership to 44,772,451 Shares, which represented approximately 37.87% of the total outstanding Shares.

Also on July 1, 2010, the Board of Lionsgate, with the unanimous recommendation of the Special Committee of the Board, adopted the Shareholder Rights Plan Agreement and declared an issuance of one common share purchase right for each Common Share to the shareholders of record at the close of business on July 12, 2010.

On July 9, 2010, Lionsgate entered into a letter agreement with Carl C. Icahn and his affiliates. Pursuant to the letter agreement, among other things, the Company and Mr. Icahn agreed to work together on certain acquisition opportunities beginning on July 9, 2010 and ending on July 19, 2010, and the Company agreed to refrain from specified actions during that period.

On July 20, 2010, the Offeror commenced the Offer and, on that same day, Lionsgate issued a press release requesting that shareholders take no action in response to the Offer and informing shareholders that the Board, in consultation with its financial and legal advisors, would review the Offer and make its recommendation to shareholders.

On August 2, 2010, the Board met with its financial and legal advisors as well as the Company’s management. The Board considered presentations from its legal advisors and discussed the applicable legal framework and potential responses to and courses of action in the context of the Offer, the terms of the Offer, including the absence of a subsequent offering period, the lack of a minimum condition, and an Offer Price lower than the highest price offered in the First Tender Offer, and the possibility of deferring the Separation Time (as defined herein) in connection with the Rights Plan. The Board also considered and discussed, among other things, presentations from Messrs. Burns and Feltheimer regarding their views on the potential implications of the Offer, the likely reaction of shareholders to the Offer, other responses and courses of action that might be taken in the context of the Offer, deferral of the Separation Time, and the other business and strategic initiatives that are being pursued by the Company. The Board discussed with management the Company’s business plan and its strategy to maximize shareholder value, including with respect to the Company’s theatrical segment, television segment, TV Guide Network and EPIX. The Board reviewed and discussed presentations by Morgan Stanley and Perella Weinberg regarding the financial analysis of the business plan and other factors that may be currently affecting the market price of the Shares. The Board also considered and discussed a presentation from its legal advisors on certain legal proceedings initiated by the Offeror. Following this discussion and further deliberation, the Board determined, by unanimous vote of the directors present, to recommend that shareholders reject the Offer and not tender any Shares pursuant to the Offer, and to defer the Separation Time of the Rights Plan.

Reasons for Recommendation

After careful consideration, including a thorough review by the Board, in consultation with its financial and legal advisors, of the terms and conditions of the Offer, the Board, by unanimous vote of the directors present at a meeting held on August 2, 2010, determined that the Offer is not in the best interests of Lionsgate, its shareholders and other stakeholders, and recommends that shareholders reject the Offer and not tender their Shares into the Offer.

The Board took into account numerous factors in reaching its determination including, but not limited, to the reasons set forth below:

•	The Offer does not reflect the full fundamental and strategic value of Lionsgate. Over the past ten years, Lionsgate, under the direction of the Board, has developed and executed a disciplined three-phase strategic plan to create and build a diversified media business and generated significant shareholder value:

•	Phase I began by accumulating valuable film and television libraries and expanding Lionsgate’s motion picture business through the creation and distribution of film content including, most recently, distribution deals with Newmarket Films, XStreamHD and Francis Ford Coppola’s Zoetrope Corporation.

•	During Phase II, the strategy focused on building a successful and fast growing television production and distribution business. As a consequence, today, Lionsgate is one of the leading supplier of cable programming with 15 shows on ten different networks spanning production, distribution and syndication. The Company’s efforts have yielded numerous critically acclaimed and successful shows including Mad Men, Weeds, Nurse Jackie, and Blue Mountain State, all of which have been picked up for subsequent seasons on leading networks and garnered 26 nominations for the 2010 Emmy awards, and, most recently, further diversification of its slate as Fox Broadcasting picked up 13 episodes of the new comedy series Running Wilde.

•	As a part of the ongoing Phase III of the strategic plan, the Company continues expanding into domestic and international cable assets and new media platforms including TV Guide Network, EPIX, FEARnet, Break Media, and Tiger Gate.

To date, EPIX has concluded carriage agreements with six distributors, including with Verizon FiOS, Cox Communications, Charter Communications, Inc., Mediacom Communications, the National Cable and Telecommunications Cooperative, and DISH Network L.L.C., and is now available to consumers in over 30 million homes. Further, in April, 2010, the Company formed an equal partnership with Saban Capital Group to operate and manage Tiger Gate, the platform for branded action and thriller/horror channels, Kix and Thrill, which launched across Asia. Lionsgate’s business plan has been validated by the support of partners including JPMorgan’s One Equity Partners in TV Guide Network, Comcast Corporation and Sony Pictures Entertainment, Inc. in FEARnet, Viacom, Inc. and Metro-Goldwyn-Mayer Inc. in EPIX, Saban Capital Group in Tiger Gate and StudioCanal in Lionsgate’s international businesses.

By pursuing this three-phase strategic plan, over the past ten years Lionsgate has generated shareholder returns above those of industry peers and the broader market. Since the beginning of 2000, when the current management team joined the Company, Lionsgate stock has appreciated by 171%. In comparison, over the same timeframe, the S&P 500 declined 24% and the S&P 500 Media Index declined 49%.1 In addition, Lionsgate has achieved and sustained substantial revenue growth during the same time period, with revenues growing from $183 million in fiscal 2000 to $1.6 billion in fiscal year 2010. The Board and management team expect that by expanding and diversifying the Company’s content offering further, Lionsgate should continue to outperform its peers and the broader market.

1 From January 3, 2000 – July 29, 2010. Source: Factset

Moreover, as part of Lionsgate’s disciplined growth plan and in an effort to generate the most value for shareholders, the Company manages overhead carefully. The Company’s fiscal 2010 overhead to corporate revenue percentage, 7.6%, was one of the lowest in the industry (excluding TV Guide, stock based compensation and corporate defense charges). Indeed, Lionsgate was cited in April 2010 as the most efficient company in the entertainment industry measured by revenue per employee.2

In addition, Lionsgate recently announced record performance in fiscal year 2010 in terms of revenues, EBITDA and adjusted EBITDA, as well as significant improvements in net loss and cash flow from those anticipated at the time the First Tender Offer was last considered by the Board, none of which are reflected in the Offer Price.

•	The timing of the Offer is opportunistic. The Offeror has timed its offer to exploit the challenging macro-economic operating environment currently impacting the media industry. Film and television library values are also currently being pressured in the short term by the numerous studio assets presently on the market. In addition, the Offer does not reflect the significant value that recent Lionsgate investments, such as TV Guide Network and EPIX, are poised to create for Lionsgate’s shareholders.

•	Lionsgate is well positioned to outperform. Lionsgate is well positioned to continue to outperform and deliver value to its shareholders by taking advantage of its world-class media platform which leverages creation, production and distribution across diverse channels. Lionsgate boasts one of its strongest upcoming slates with The Expendables, starring Sylvester Stallone, Buried, starring Ryan Reynolds, The Next Three Days, starring Russell Crowe, Elizabeth Banks and Liam Neeson, and Saw 7, 3-D. Successful TV shows Mad Men, Weeds, Nurse Jackie and Blue Mountain State have all been picked up for subsequent seasons on leading networks (their sixth, fourth, third and second seasons, respectively). Moreover, Lionsgate platform leverages creation, production and distribution across diverse channels, which affords Lionsgate sustainable competitive advantages and positions the Company to capitalize on emerging opportunities. Today’s environment of fewer films and distributors provides Lionsgate an opportunity to grow its market share. On-demand transactions, accelerated release windows and the increasing popularity of the Blu-ray format continue to generate significant high-margin revenue and growth opportunities for the Company. Finally, the

2 Brian, Chip. “Lions Gate Entertainment is Among the Companies in the Movies & Entertainment Industry with the Highest Level of Efficiency.” Comtex SmarTrend. 14 April 2010.

Company has an opportunity to build on its strong platform by rolling up complementary assets at attractive valuations.

Lionsgate expects to generate an average of $100 million to $125 million of annual free cash flows in fiscal years 2013 through 2015, even before factoring in significant value and earnings potential from TV Guide Network, TVGuide.com, EPIX, FEARnet, Break Media and Tiger Gate.3

•	The acquisition by the Icahn Group of a majority or all of the outstanding Shares is an event of default under the Credit Facilities and could trigger financial obligations under its notes. The Credit Facilities both define a “change in control” to include, subject to certain limited exceptions, any person or group who acquires ownership or control in excess of 50% of Lionsgate’s equity securities having the power to vote in the election of the Board. The Credit Facilities provide that a “change in control” is an event of default that permits the lenders to accelerate the maturity of borrowings thereunder and to enforce security interests in the collateral securing such debt. As of July 23, 2010, Lionsgate had $192.5 million outstanding under the Senior Revolving Facility and borrowings of approximately $38.9 million outstanding under the 2009 Facility.

In addition, if the Credit Facilities were accelerated following an event of default that is not waived or cured, holders of the Convertible Notes and 10.25% Senior Secured Second-Priority Notes due 2016 issued by LGEI in October 2009 (the “10.25% Notes” and, together with the Convertible Notes, the “Notes”) would have the right to accelerate the debts thereunder. As of July 23, 2010, $236.0 million principal amount of the 10.25% Notes and $136.4 million aggregate principal amount of the Convertible Notes were outstanding. Another $79.9 million aggregate principal amount of the Convertible Notes are held by the Company and its subsidiaries. As of July 23, 2010, Lionsgate’s consolidated total indebtedness was approximately $828.0 million (includes principal values for the Notes).

The Notes define a “change in control” to include the acquisition of beneficial ownership, directly or indirectly, by any person or group of in excess of 50% of the voting stock of Lionsgate. Upon a “change in control,” the holders of the Notes would have the right to require LGEI to repurchase the principal amount of the Notes, plus accrued and unpaid interest, and in certain circumstances for the Convertible Notes, a make-whole premium. A “change in control” of the Notes would also result in a default under the Credit Facilities.

If the 50% change in control threshold is triggered, Lionsgate could be required to repay all amounts then outstanding under its Credit Facilities and Notes and would lose its primary source of liquidity to fund operations, which could materially and adversely impact Lionsgate and its shareholders.

Lionsgate has already obtained an amendment to the Credit Facilities in connection with the First Tender Offer, and cannot assure shareholders that it would be able to obtain a further amendment, forbearance or waiver of the default provisions of the Credit Facilities on reasonable terms, or that a replacement credit facility or other financing would be available on commercially reasonable terms, if at all. Additionally, certain other Lionsgate indebtedness may be accelerated in the event that there is a “change in control” under the Credit Facilities or as set forth in the applicable documentation.

•	Risks associated with the Icahn Group’s relative lack of industry experience. To the knowledge of Lionsgate, the Icahn Group has limited experience in operating a business in Lionsgate’s industry. Notwithstanding the Icahn Group’s lack of demonstrated experience in the media industry, the Icahn Group has stated that if its Offer is successful, it would replace the Board and top management of the Company, effectively taking over all of the business decisions of Lionsgate, including developing and green-lighting film and television projects, film and television acquisitions and marketing, and any decisions regarding any of the strategic acquisitions and opportunities that Lionsgate is currently considering. The Icahn Group even warned, in the First Tender Offer, of a “potentially volatile period of transition” resulting from its actions.

3 See GAAP reconciliation table on page 28.

Neither the Icahn Group nor Mr. Icahn have articulated a clear plan or vision for Lionsgate other than that Lionsgate should not be producing movies or TV programming and should limit itself to distribution only.4 The facts are that (i) Lionsgate has achieved profitability on approximately 70% of its film releases over the past ten years, (ii) Lionsgate’s television business has grown from annual revenues of $8 million in 1999 to $351 million in fiscal year 2010, and (iii) if Lionsgate did not produce movies or television programming, the Company would have no newly produced proprietary content to put through its distribution system, leaving Lionsgate primarily reliant on third parties and vulnerable to the vagaries of the acquisition market.

•	The Offer is structured to unfairly pressure shareholders to tender. From the first time Lionsgate responded to the First Tender Offer, the Board has been concerned that the offer not be structured in a manner that is coercive or applies unfair pressure on shareholders to accept the offer. It is of paramount importance to the Board that the Lionsgate’s shareholders be able to make a simple, value-based decision on whether to tender their shares, and not be subject to a creeping bid, a partial bid or other means that result in coercive or unfair attempts to take over the Company without affording all shareholders the opportunity to sell their shares for fair value. The Icahn Group’s First Tender Offer failed to meet these criteria in a number of respects, as does this Offer. The Icahn Group has created a structure for this Offer that can be expected to coerce or pressure shareholders to tender even if they believe, as the Board does, that the Offer is not in their best interests.

In particular, a shareholder may be unfairly pressured to tender for fear of being left with Shares after the Company has been damaged by the Icahn Group’s control or credit defaults rather than any belief that the Offer is adequate. Since each individual shareholder generally is making its own decision, these impacts become a self-fulfilling prophecy — the threat of debt acceleration or negative control drives shareholders to tender despite their view of value. Key features that were eventually included in the First Tender Offer that protected against such an outcome, including a minimum tender condition and a subsequent offering period, have not been included in the Offer.

Accordingly, the Board believes that the Offer is fundamentally unfair to Lionsgate shareholders and deprives them of the ability to make a meaningful, value-driven decision.

•	The Offer is highly conditional. The Offer is highly conditional for the benefit of the Offeror, resulting in substantial uncertainty for shareholders as to whether, and if so when, the Offer would be completed. Indeed, certain conditions were not met as of the commencement of the Offer. The Icahn Group has not waived these conditions and has expressly reserved the right to terminate based on these conditions. Even if these conditions were expressly waived, each of the numerous conditions to the Offer must be satisfied or waived before the Offeror would be obligated to take up any Shares deposited under the Offer. The Offer provides the Offeror with broad discretion to determine whether the conditions have or have not been satisfied. For example, the Offeror can decide not to proceed with the Offer if there is any change or development that has occurred or been threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of business.

•	The Offer Price is lower than the highest price that the Icahn Group offered to Lionsgate shareholders during the First Tender Offer. The First Tender Offer was completed at a price of $7.00 per share. At the time, the Board determined that the $7.00 per share offer price was financially inadequate and did not reflect the full fundamental and strategic value of Lionsgate. Since the time that the First Tender Offer was launched, the Company has announced record performance in fiscal year 2010 in terms of revenues, EBITDA and adjusted EBITDA, as well as significant improvements in net loss and cash flow from those anticipated at the time the financial adequacy of the First Tender Offer was last considered by the Board.

4 Per CNBC interview on March 24, 2010.

Accordingly, the Board recommends that shareholders reject the Offer and NOT tender their Shares pursuant to the Offer.

The foregoing discussion of factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the factors summarized above in reaching its recommendation. In addition, individual members of the Board may have assigned different weights to different factors. However, after weighing all of the various factors, the Board made its recommendation by unanimous vote of the directors present.

Reconciliation of Non-GAAP Measures Used Above

Free Cash Flow Target Reconciliation to GAAP Cash Flow from Operating Activities

	Year Ended
	March 31,
($000s)	2013 to 2015

Range of Net Cash Flows Provided by (Used in) Operating Activities	$117,500	$142,500

Subtract

Purchase of Property and Equipment	(3,000)	(3,000)

Net Borrowings Under and (Repayment) of Production Obligations	(14,500)	(14,500)

Range of Free Cash Flow, as Defined	$100,000	$125,000

Free cash flow is defined as net cash flows provided by operating activities, less purchases of property and equipment and plus or minus the net increase or decrease in production obligations.

Free cash flow is a non-GAAP financial measure.

Intent to Tender

To the knowledge of Lionsgate after making reasonable inquiry, none of Lionsgate’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained Morgan Stanley to act as the Company’s financial advisor in connection with, among other things, the Board’s analysis and consideration of, and response to, the Offer. Morgan Stanley will be paid customary fees for such services, reimbursed for its reasonable out-of-pocket expenses and indemnified against certain liabilities relating to or arising out of the engagement.

The Special Committee has retained Perella Weinberg to act as the Special Committee’s financial advisor in connection with the Special Committee’s analysis and consideration of, and recommendation to the Board of a response to, the Offer. Perella Weinberg will be paid customary fees for such services, including a fee for rendering a financial opinion, if any, to the Special Committee, as well as a retainer fee and a work fee, neither of which is conditional on the delivery of an opinion or the outcome of the Offer, and will be reimbursed for its reasonable out-of-pocket expenses and indemnified against certain liabilities relating to or arising out of the engagement.

Lionsgate has engaged MacKenzie to assist it in connection with Lionsgate’s communications with its shareholders in connection with the Offer. Lionsgate has agreed to pay customary compensation to MacKenzie for such services. In addition, Lionsgate has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Lionsgate has also retained Joele Frank, Wilkinson Brimmer Katcher (“Joele Frank”) as its public relations advisor in connection with the Offer. Lionsgate has agreed to pay customary compensation to Joele Frank for such services. In addition, Lionsgate has agreed to reimburse Joele Frank for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither Lionsgate nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Lionsgate on its behalf with respect to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Securities Transactions

No transactions with respect to Shares have been effected by Lionsgate or, to Lionsgate’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Statement, except as set forth below:

		Number of		Nature of
Name of Person	Transaction Date	Shares	Price Per Share	Transaction

Jon Feltheimer	July 9, 2010	17,178	$6.76	Withholding of Shares(1)
Jon Feltheimer	July 9, 2010	36,982	$0	Vesting of Equity Awards(2)
Joseph Drake	June 30, 2010	195,090	$6.98	Withholding of Shares(1)
Joseph Drake	June 30, 2010	262,500	$0	Vesting of Equity Awards(2)
Steve Beeks	June 30, 2010	49,354	$6.98	Withholding of Shares(1)
Steve Beeks	June 30, 2010	53,125	$0	Vesting of Equity Awards(2)
Jon Feltheimer	June 30, 2010	357,997	$6.98	Withholding of Shares(1)
Jon Feltheimer	June 30, 2010	232,678	$0	Vesting of Equity Awards(2)
Michael Burns	June 30, 2010	282,958	$6.98	Withholding of Shares(1)
Michael Burns	June 30, 2010	205,387	$0	Vesting of Equity Awards(2)
Wayne Levin	June 30, 2010	140,124	$6.98	Withholding of Shares(1)
Wayne Levin	June 30, 2010	150,000	$0	Vesting of Equity Awards(2)
James Keegan	June 3, 2010	100,000	$0	Granting of Equity Awards(2)
Steve Beeks	May 30, 2010	58,092	$6.80	Withholding of Shares(1)
Steve Beeks	May 28, 2010	106,250	$0	Vesting of Equity Awards(2)
Jon Feltheimer	May 28, 2010	58,320	$6.80	Withholding of Shares(1)
Jon Feltheimer	May 28, 2010	160,000	$0	Vesting of Equity Awards(2)

(1)	Represents common shares withheld by Lionsgate to satisfy certain tax withholding obligations upon the vesting of restricted share units. Pursuant to the 2004 Plan and Lionsgate’s policies, Shares were automatically canceled to cover certain of the reporting person’s tax obligations. No Shares were sold by Lionsgate or the reporting person.

(2)	Amount includes restricted share units and/or restricted share performance units granted by Lionsgate pursuant to the terms of an employment agreement with the reporting person, which are payable in an equal number of Shares.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Consistent with its business plan, which the Board believes to be in the best interest of Lionsgate, the shareholders and the other stakeholders of Lionsgate, Lionsgate routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. Lionsgate’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Lionsgate may conduct. As previously disclosed, Lionsgate has had discussions with the Icahn Group at various times since October 2008. To date, those discussions have not resulted in an agreement between Lionsgate and the Icahn Group other than the July 9 Letter Agreement. The Company may hold additional discussions with the Icahn Group in the future, which may or may not result in an agreement with the Icahn Group.

Except as described in the preceding paragraph or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, Lionsgate is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Icahn Group, any of their subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Lionsgate or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Lionsgate or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Lionsgate.

Except as described above or otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph. Notwithstanding the foregoing, the Board may in the future engage in negotiations in response to the Offer that could have one or more of the effects specified in the preceding paragraph. The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that Lionsgate may conduct. Accordingly, Lionsgate does not intend to disclose the possible terms of any such transaction or proposals until an agreement in principal relating thereto has been reached or as otherwise may be required by law.

ITEM 8.	ADDITIONAL INFORMATION

Effect of the Offer on Lionsgate’s Outstanding Indebtedness

The agreements governing certain of Lionsgate’s long-term indebtedness contain “change in control” provisions that are triggered when any of Lionsgate shareholders, directly or indirectly, acquires ownership or control in excess of a certain percentage of Lionsgate’s Shares.

The Credit Facilities both define a “change in control” to include, subject to certain limited exceptions, any person or group who acquires ownership or control in excess of 50% of Lionsgate’s equity securities having the power to vote in the election of the Board. The Credit Facilities provide that a “change in control” is an event of default that permits the lenders to accelerate the maturity of borrowings thereunder and to enforce security interests in the collateral securing such debt. As of July 23, 2010, Lionsgate had $192.5 million outstanding under the Senior Revolving Facility and borrowings of approximately $38.9 million outstanding under the 2009 Facility.

In addition, if the Credit Facilities were accelerated following an event of default that is not waived or cured, holders of the Notes would have the right to accelerate the debts thereunder. As of July 23, 2010, $236.0 million principal amount of the 10.25% Notes and $136.4 million aggregate principal amount of the Convertible Notes were outstanding. Another $79.9 million aggregate principal amount of the Convertible Notes are held by the Company and its subsidiaries. As of July 23, 2010, Lionsgate’s consolidated total indebtedness was approximately $828.0 million (includes principal values for the Notes).

The Notes define a “change in control” to include the acquisition of beneficial ownership, directly or indirectly, by any person or group of in excess of 50% of the voting stock of Lionsgate. Upon a “change in control,” the holders of the Notes would have the right to require LGEI to repurchase the principal amount of the Notes, plus accrued and unpaid interest, and in certain circumstances for the Convertible Notes, a make-whole premium. A “change in control” of the Notes would also result in a default under the Credit Facilities.

If the 50% change in control threshold is triggered, Lionsgate could be required to repay all amounts then outstanding under the Credit Facilities and the Notes and would lose its primary source of liquidity to fund operations, which could materially and adversely impact Lionsgate and its shareholders.

Lionsgate has already obtained an amendment of the Credit Facilities in connection with the First Tender Offer, and cannot assure shareholders that it would be able to obtain an amendment, forbearance or waiver of the default provisions of the Credit Facilities on reasonable terms. In addition, although Lionsgate had approximately $81.1 million in cash and cash equivalents available as of July 23, 2010 to fund the repayment and termination of the outstanding borrowings under the Credit Facilities, it would need to immediately seek a replacement source of funding in order to continue to operate its business in the ordinary course. In addition, if the Notes are accelerated, amounts owing under those instruments would also need to be refinanced. Lionsgate cannot assure shareholders that a replacement credit facility or other financing would be available on commercially reasonable terms, if at all. Additionally, certain other Lionsgate indebtedness may be accelerated in the event that there is a “change in control” under the Credit Facilities or as set forth in the applicable documentation.

In short, if the Icahn Group becomes the owner of 50% or more of the outstanding Shares, Lionsgate’s liquidity and ability to operate its business could be materially and adversely impacted.

The foregoing summary of the Credit Facilities and the Notes is subject to and qualified in its entirety by reference to the full text of the agreements and indentures filed as Exhibits (e)(19), (e)(20), (e)(21), (e)(22), (e)(23) and (e)(24) to this Statement and incorporated herein by reference.

Canadian Securities Laws

As a result of its merger with Beringer Gold Corp., Lionsgate is a reporting issuer in five Provinces in Canada. The securities laws of those Provinces impose certain requirements on Lionsgate and its shareholders in respect of, among other things, disclosure of holdings of Shares and the conduct of take-over bids.

Appraisal Rights

Pursuant to Section 300 of the Business Corporations Act (British Columbia) (the ‘‘BCBCA”), if the Offer has been accepted within four months of it being made by shareholders who, in the aggregate, hold at least 90% of the outstanding Shares, other than Shares held on the date of the Offer by, or by a nominee for, the Offeror or an “affiliate” (as defined in the BCBCA), the Offeror may acquire the remainder of the Shares from those shareholders who have not accepted the Offer (“Offerees”) pursuant to a compulsory acquisition under the BCBCA.

To exercise such statutory right, the Offeror must send notice (the “Offeror’s Notice”) to each Offeree of such proposed acquisition within five months of the Offer being made. If the Offeror’s Notice is sent to an Offeree under Subsection 300(3) of the BCBCA, the Offeror is entitled and bound to acquire all of the Shares of that Offeree that were involved in the Offer for the same consideration and on the same terms contained in the Offer (unless a court having jurisdiction orders otherwise on an application made by that Offeree within two months after the date of the Offeror’s Notice) and must pay or transfer to Lionsgate the amount or other consideration representing the price payable by the Offeror for the Shares that are referred to in the Offeror’s Notice if the court has not ordered otherwise. Pursuant to any such court application by an Offeree, the court may fix the price and terms of payment for the Shares held by the Offeree and make any such consequential orders and give such directions as the court considers appropriate.

If the Offeror is entitled to send a notice to shareholders to acquire their shares but does not do so within one month of being entitled to do so, the Offeror must send a notice to each shareholder advising the shareholder that it may require the Offeror to acquire its shares at any time within three months of receiving that notice. If a shareholder requires the Offeror to acquire its shares in accordance with this provision, the Offeror must pay the same price as in the Offer for the shares and the purchase must be under the same terms contained in the Offer.

The foregoing is a summary only of the statutory right of compulsory acquisition which may become available to the Offeror and is qualified in its entirety by the provisions of Section 300 of the BCBCA.

Directors’ Circular

The information set forth under the headings “Material Changes in the Affairs of Lionsgate,” “Other Information,” “Currency,” “Directors’ Circular,” “Approval of Directors’ Circular” and “Statutory Rights” in the Directors’ Circular, which is filed as Exhibit (a)(4) to this Statement, is incorporated herein by reference.

Shareholder Rights Plan and Issuance of Share Purchase Rights

On July 1, 2010, the Board, with the unanimous recommendation of the Special Committee, adopted the Second Rights Plan and declared an issuance of one Right for each Share to the shareholders of record at the close of business on July 12, 2010. It was determined that, in the best interests of the Company, its shareholders and other stakeholders, this action should be taken to limit the potential adverse impact on the Company, its shareholders and other stakeholders of an accumulation of a significant interest in Shares through a transaction such as a creeping bid that is not offered to all of the Company’s shareholders on equal terms, which could result in coercive or unfair attempts to take over Lionsgate without affording all shareholders the opportunity to sell all of their Shares for fair value. The adoption of the Rights Plan does not affect the First Rights Plan. Common share purchase rights under the First Rights Plan remain outstanding but, due to the cease trade order of the BCSC, may not be exercised.

In general terms, the Rights impose a significant penalty upon any person or group that acquires beneficial ownership of 38% or more of the Company’s outstanding voting interests, unless such acquisition was in connection with certain offers to all of the holders of the outstanding Shares of the Company for the same consideration and that are conditioned on acquisition of more than 50% of the Company’s outstanding voting interests not owned by the acquiring person in such an offer.

The following is a summary of the principal terms of the Second Rights Plan, which summary is qualified by and is subject to the full terms and conditions of the Second Rights Plan. A copy of the Second Rights Plan is attached hereto as Exhibit (a)(6). Except as otherwise defined herein, capitalized terms used below have the meanings ascribed thereto in the Second Rights Plan.

•	Issue of Rights. Under the Rights Plan, which became effective on July 1, 2010, one Right will be issued to shareholders of record on July 12, 2010 and will be attached to each outstanding Share. One Right will also be issued and attached to each Share issued thereafter, subject to the limitations set forth in the Rights Plan.

•	Acquiring Person. An “Acquiring Person” is a person that Beneficially Owns 38% or more of the outstanding Voting Shares. However, an Acquiring Person does not include the Company or any subsidiary of the Company, or any person that would otherwise become an Acquiring Person as a result of certain exempt transactions. These exempt transactions include, among others: (a) specified acquisitions of securities of the Company, (b) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (c) specified distributions of securities of the Company, (d) certain other specified exempt acquisitions, and (e) transactions to which the application of the Rights Plan has been waived by the Board.

•	Rights Exercise Privilege. The Rights will separate from the Shares to which they are attached and will become exercisable at the later of (a) the close of business on the tenth Business Day after the earliest of: (i) the first date of public announcement that an Acquiring Person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid, (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or (b) in the event that any of the circumstances in (a) occurred more than ten Business Days prior to the issuance of the Rights, the close of business on July 12, 2010, or in each case such later date as the Board of Directors may determine (the “Separation Time”). As a result of the public announcement of the Offer on July 20, 2010, the Separation Time would occur on August 3, 2010. However, the Board has determined that it is in the best interests of Lionsgate, its shareholders and other stakeholders to defer the Separation Time. Subject to adjustment as provided in the Rights Plan, following the Separation Time, each Right will entitle the holder to purchase one Share for an exercise price (the “Exercise Price”) equal to four times the prevailing market price of a Share as at the Separation Time.

A transaction in which a person becomes an Acquiring Person is referred to as a “Flip-in Event.” Any Rights Beneficially Owned by an Acquiring Person (or any transferee of such Rights) on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Rights (other than those Beneficially Owned by the Acquiring Person or any transferee of such Rights) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price, subject to adjustment in certain circumstances.

•	Impact Once Rights Plan is Triggered. Upon the occurrence of a Flip-in Event and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

By permitting holders of Rights other than Rights Beneficially Owned by an Acquiring Person (or any transferee of such Rights) to acquire Shares of the Company at a discount to market value, the Rights may cause substantial dilution to a person or group that becomes an Acquiring Person other than by way of a Permitted Bid or a Competing Permitted Bid or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.

•	Certificates and Transferability. Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates evidencing Shares issued after July 12, 2010 will bear a legend to this effect. Rights are also attached to Shares outstanding on July 12, 2010, although share certificates already outstanding on that date will not bear such a legend.

Prior to the Separation Time, the Rights will not be transferable separately from the attached Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.

•	Permitted Bids and Competing Permitted Bids. The Rights Plan is not triggered if an offer would, among other things, allow sufficient time for the shareholders to consider and react to the offer and would allow shareholders to decide to tender or not tender without the concern that they will be left with illiquid Voting Shares should they not tender.

A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular to all holders of Voting Shares, other than the offeror, and the bid is subject to irrevocable and unqualified conditions that (a) no Voting Shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and then only if more than 50% of the outstanding Voting Shares held by Independent Shareholders have been tendered to the bid and not withdrawn, (b) Voting Shares may be deposited pursuant to the bid (unless the bid is withdrawn) at any time prior to the close of business on the date Voting Shares are first taken up and paid for under the bid, (c) any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for, and (d) if the 50% condition set forth in (a) above is satisfied, that fact will be publicly announced and the bid will be extended for at least 10 Business Days following such announcement.

A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid and that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Permitted Bid is not 60 days, but is instead the later of (a) the last day on which a take-over bid must be open for acceptance after the date of such bid under applicable securities legislation, and (b) the earliest date for take-up and payment of shares under any other Permitted Bid or Competing Permitted Bid then in existence.

Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Board and such bids may be made directly to shareholders. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.

•	Waiver, Redemption and Amendment. With the prior consent of the holders of Voting Shares, the Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares (or otherwise as outlined in the paragraph below), waive the application of the Rights Plan to such Flip-in Event. In such event, the Board shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

The Board may waive the application of the Rights Plan to a Flip-in Event, provided that the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence without any intention to become or knowledge that it would become an Acquiring Person and such Acquiring Person has reduced its beneficial ownership of Voting Shares such that at the time of the waiver it is no longer an Acquiring Person. Similarly, the Board may waive the application of the Rights Plan to a Flip-in Event provided that the Acquiring Person has reduced or has contractually agreed to reduce its beneficial ownership of Shares such that it would no longer be an Acquiring Person. The Board may also, prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares. In such event, the Board shall be deemed also to have waived the application of the Rights Plan to any other Flip-in Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.

Until the occurrence of a Flip-in Event, the Board may, at any time prior to the Separation Time, with the approval of holders of the Voting Shares (or with the approval of holders of Rights if the Separation Time has occurred), elect to redeem all but not less than all of the then outstanding Rights at $0.001 per Right. In the event that, prior to the occurrence of a Flip-in Event, a person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.

Legal Proceedings

On July 23, 2010, the Offeror filed suit in the Supreme Court of British Columbia against Lionsgate, Dr. Rachesky, MHR Fund Management LLC and Institutional Partners III LP (the “MHR Fund”) and Kornitzer Capital Management. The Offeror claims that Lionsgate’s July 20, 2010 press release describing a note exchange and conversion of newly issued notes into Shares failed to comply with Lionsgate’s disclosure obligations under the British Columbia securities laws. According to the Offeror, “the actual and improper purpose” of the transactions “was to further entrench the Lions Gate board and management.” The Offeror further attacked the Board’s adoption of the Second Rights Plan, claiming that the affairs of Lionsgate are being conducted in a manner “oppressive” to its shareholders, and alleges that the directors have failed to act in good faith and with reasonable care. The Offeror seeks, among other things, orders (1) declaring that Lionsgate is oppressing its shareholders, (2) prohibiting the MHR Fund from transferring or voting its new Shares, (3) prohibiting Lionsgate from issuing any securities, (4) unwinding the July 20 transactions between the MHR Fund, Lionsgate, and Kornitzer Capital Management, and (5) compensating the petitioners.

The Offeror also sought an order from the BCSC on July 22, 2010 requiring that Dr. Rachesky, the MHR Fund, and their respective affiliates cease trading in any securities of Lionsgate until further order of the BCSC and that Lionsgate and each of its directors cease trading in any securities of Lionsgate until further order of the BCSC. The Offeror alleges that the July 20, 2010 conversion of the notes and share exchange were, among other things, an unlawful defensive tactic, and that the disclosures concerning the transactions violated applicable securities laws. Offeror also sought a temporary order from the BCSC requiring that Dr. Rachesky, the MHR Fund and their respective affiliates cease trading in any securities of Lionsgate for fifteen days after the date of the temporary order, and that Lionsgate and each of its directors cease trading in any securities of Lionsgate for fifteen days after the date of the temporary order. A hearing on the request for a temporary cease trade order was held on July 28, 2010, and the BCSC determined to dismiss the Offeror’s application for a temporary cease trade order against Lionsgate and the MHR Fund.

On July 26, 2010, the Offeror filed suit in New York Supreme Court against Lionsgate, the Board, LGEI, Dr. Rachesky, the MHR Fund, and Kornitzer Capital Management and its principal John C. Kornitzer. The Offeror claims, among other things, that the July 20 note exchange and the issuance of shares to Dr. Rachesky’s fund constitutes (1) breach of the July 9 Letter Agreement; (2) tortious interference with the July 9 Letter Agreement; and (3) tortious interference with prospective business relationships. The Offeror also claims that various of the defendants’ disclosures, including the July 20 press release, the July 21 Form 8-K and the July 21 Schedule 13D, omit material information relating to, among other things: the purpose of the July 20 note exchange, the terms of the transactions by which Dr. Rachesky and his investment fund increased their ownership stake in Lionsgate, and the fact that the issuance would allegedly subject Lionsgate to penalties from the NYSE. The complaint seeks, among other things, a preliminary and permanent injunction rescinding the note exchange and share issuance; a preliminary injunction prohibiting all defendants from voting their shares in any election of directors or any other shareholder vote; and an award of compensatory and punitive damages to the plaintiffs.

Forward-Looking Statements

Certain statements in this Statement may constitute “forward-looking” statements. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from what is expressed or forecasted in these forward-looking statements as a result of various important factors, including, but not limited to, actions taken by the Icahn Group, actions taken by shareholders in respect of the Offer, the possible effect of the Offer on Lionsgate’s business (including, without limitation, on the Credit Facilities and the Notes), the substantial investment of capital required to produce and market films and television series, increased costs for producing and marketing feature films, budget overruns, limitations imposed by Lionsgate’s credit facilities, unpredictability of the commercial success of Lionsgate’s motion pictures and television programming, the cost of defending Lionsgate’s intellectual property, difficulties in integrating acquired businesses, technological changes and other trends affecting the entertainment industry, and the risk factors found under the heading “Risk Factors” in Lionsgate’s 2010 Annual Report on Form 10-K filed with the SEC on June 1, 2010, which risk factors are incorporated herein by reference. As a result, these statements speak only as of the date they were made and Lionsgate undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless such updates or revisions are required by applicable law. Words such as “expects,” “intends,” “plans,” “projects,” “believes,” “estimates,” and similar expressions are used to identify these forward-looking statements.

ITEM 9.	EXHIBITS

The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit
Number	Description

(a)(1)	Press release issued by Lionsgate, dated July 20, 2010.
(a)(2)	Press release issued by Lionsgate, dated August 2, 2010.
(a)(3)	Letter to shareholders of Lionsgate, dated August 2, 2010.
(a)(4)	Canadian Directors’ Circular, dated August 2, 2010.
(a)(5)	Shareholder Rights Plan Agreement, dated as of March 12, 2010, by and between the Company and CIBC Mellon Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on March 12, 2010).
(a)(6)	Rights Plan, dated as of July 1, 2010, between Lions Gate Entertainment Corp. and CIBC Mellon Trust Company (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on July 2, 2010).
(e)(1)	Excerpts from Amendment No. 1 to the Lionsgate Annual Report on Form 10-K, filed with the SEC on July 29, 2010.
(e)(2)	Lionsgate 2004 Performance Incentive Plan (incorporated by reference to Appendix A to Lionsgate’s Definitive Proxy Statement on Form DEF 14A, dated July 28, 2006).
(e)(3)	Form of Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Lionsgate’s Registration Statement on Form S-2 under the Securities Act of 1933 dated April 30, 2003).
(e)(4)	Form of 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to Lionsgate’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed on June 29, 2005).
(e)(5)	Amendment of Employment Agreement, dated as of November 2, 2009, by and between the Company and Michael Burns (incorporated by reference to Exhibit 10.69 to Lionsgate’s Current Report on Form 8-K as filed on November 6, 2009).

Exhibit
Number	Description

(e)(6)	Employment Agreement between Lions Gate Films, Inc. and Wayne Levin dated April 6, 2009 (incorporated by reference to Exhibit 10.64 to Lionsgate’s Current Report on Form 8-K as filed on April 10, 2009).
(e)(7)	Employment Agreement between Lionsgate and James Keegan dated January 14, 2009 (incorporated by reference to Exhibit 10.55 to the Company’s Current Report on Form 8-K filed on January 16, 2009).
(e)(8)	Amended and Restated Employment Agreement between Lionsgate and Jon Feltheimer dated December 15, 2008 (incorporated by reference to Exhibit 10.57 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(9)	Amended and Restated Employment Agreement between Lionsgate and Michael Burns dated December 15, 2008 (incorporated by reference to Exhibit 10.58 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(10)	Amended and Restated Employment Agreement between Lionsgate and Steven Beeks dated December 15, 2008 (incorporated by reference to Exhibit 10.59 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(11)	Amended and Restated Employment Agreement between Lionsgate and James Keegan dated December 15, 2008 (incorporated by reference to Exhibit 10.60 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(12)	Amended and Restated Employment Agreement between Lionsgate and Wayne Levin dated December 15, 2008 (incorporated by reference to Exhibit 10.61 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(13)	Employment Agreement by and between Lions Gate Films, Inc. and Joe Drake dated September 10, 2007 (incorporated by reference to Exhibit 10.46 to Lionsgate’s Current Report on Form 8-K as filed on September 10, 2007).
(e)(14)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.62 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(15)	Articles (incorporated by reference to Exhibit 3.1 to Lionsgate’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed on June 29, 2005).
(e)(16)	Notice of Articles (incorporated by reference to Exhibit 3.2 to Lionsgate’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 as filed on November 9, 2009).
(e)(17)	Letter Agreement between Lionsgate and Mark H. Rachesky, dated July 9, 2009 (incorporated by reference to Exhibit 10.65 to Lionsgate’s Current Report on Form 8-K as filed on July 10, 2009).
(e)(18)	Registration Rights Agreement by and among Lionsgate, MHR Fund Management LLC and certain other entities affiliated with Dr. Mark H. Rachesky, dated October 22, 2009 (incorporated by reference to Exhibit 10.68 to Lionsgate’s Current Report on Form 8-K as filed on October 23, 2009).
(e)(19)	Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of July 25, 2008, among Lions Gate Entertainment Inc., Lions Gate UK Limited, Lions Gate Australia Pty Limited, the Guarantors referred to therein, the Lenders referred to therein, JPMorgan Chase Bank, N.A. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.51 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 and as filed on August 8, 2008).
(e)(20)	Credit, Security, Guaranty and Pledge Agreement, dated as of October 6, 2009, among Lions Gate Mandate Financing Vehicle Inc., certain Borrowers referred to therein, certain Guarantors referred to therein, certain Lenders referred to therein, JPMorgan Chase Bank, N.A., Union Bank, N.A. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.72 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 and as filed on February 9, 2010).
(e)(21)	Indenture (10.25% Senior Secured Second-Priority Notes Due 2016), dated as of October 21, 2009, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp., certain Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 10.73 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 and as filed on February 9, 2010).

Exhibit
Number	Description

(e)(22)	Indenture (2.9375% Convertible Senior Subordinated Notes Due 2024), dated as of October 4, 2024, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and J.P. Morgan Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K on October 4, 2004).
(e)(23)	Indenture (3.625% Convertible Senior Subordinated Notes Due 2025), dated as of February 24, 2005, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and J.P. Morgan Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K on February 25, 2005).
(e)(24)	Form of Indenture (3.625% Convertible Senior Subordinated Notes Due 2025), dated as of April 27, 2009, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit T3C to Form T-3 as filed on April 20, 2009).
(e)(25)	Letter, dated as of July 9, 2010, from Lions Gate Entertainment Corp. to Carl C. Icahn (incorporated by reference to Exhibit 10.79 of the Company’s Form 8-K filed on July 9, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIONS GATE ENTERTAINMENT CORP.

By:	/s/ James Keegan
Name: James Keegan
Title: Chief Financial Officer

Dated: August 2, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)	Press release issued by Lionsgate, dated July 20, 2010.
(a)(2)	Press release issued by Lionsgate, dated August 2, 2010.
(a)(3)	Letter to shareholders of Lionsgate dated August 2, 2010.
(a)(4)	Canadian Directors’ Circular, dated August 2, 2010.
(a)(5)	Shareholder Rights Plan Agreement, dated as of March 12, 2010, by and between the Company and CIBC Mellon Trust Company, as Rights Agent (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on March 12, 2010).
(a)(6)	Rights Plan, dated as of July 1, 2010, between Lions Gate Entertainment Corp. and CIBC Mellon Trust Company (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K filed with the SEC on July 2, 2010).
(e)(1)	Excerpts from Amendment No. 1 to the Lionsgate Annual Report on Form 10-K, filed with the SEC on July 29, 2010.
(e)(2)	Lionsgate 2004 Performance Incentive Plan (incorporated by reference to Appendix A to Lionsgate’s Definitive Proxy Statement on Form DEF 14A, dated July 28, 2006).
(e)(3)	Form of Incentive Plan Stock Option Agreement (incorporated by reference to Exhibit 10.2 to Lionsgate’s Registration Statement on Form S-2 under the Securities Act of 1933 dated April 30, 2003).
(e)(4)	Form of 2004 Performance Incentive Plan Nonqualified Stock Option Agreement (incorporated by reference to Exhibit 10.19 to Lionsgate’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed on June 29, 2005).
(e)(5)	Amendment of Employment Agreement, dated as of November 2, 2009, by and between the Company and Michael Burns (incorporated by reference to Exhibit 10.69 to Lionsgate’s Current Report on Form 8-K as filed on November 6, 2009).
(e)(6)	Employment Agreement between Lions Gate Films, Inc. and Wayne Levin dated April 6, 2009 (incorporated by reference to Exhibit 10.64 to Lionsgate’s Current Report on Form 8-K as filed on April 10, 2009).
(e)(7)	Employment Agreement between Lionsgate and James Keegan dated January 14, 2009 (incorporated by reference to Exhibit 10.55 to the Company’s Current Report on Form 8-K filed on January 16, 2009).
(e)(8)	Amended and Restated Employment Agreement between Lionsgate and Jon Feltheimer dated December 15, 2008 (incorporated by reference to Exhibit 10.57 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(9)	Amended and Restated Employment Agreement between Lionsgate and Michael Burns dated December 15, 2008 (incorporated by reference to Exhibit 10.58 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(10)	Amended and Restated Employment Agreement between Lionsgate and Steven Beeks dated December 15, 2008 (incorporated by reference to Exhibit 10.59 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(11)	Amended and Restated Employment Agreement between Lionsgate and James Keegan dated December 15, 2008 (incorporated by reference to Exhibit 10.60 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(12)	Amended and Restated Employment Agreement between Lionsgate and Wayne Levin dated December 15, 2008 (incorporated by reference to Exhibit 10.61 to the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(13)	Employment Agreement by and between Lions Gate Films, Inc. and Joe Drake dated September 10, 2007 (incorporated by reference to Exhibit 10.46 to Lionsgate’s Current Report on Form 8-K as filed on September 10, 2007).
(e)(14)	Form of Director Indemnity Agreement (incorporated by reference to Exhibit 10.62 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2008).
(e)(15)	Articles (incorporated by reference to Exhibit 3.1 to Lionsgate’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005 as filed on June 29, 2005).
(e)(16)	Notice of Articles (incorporated by reference to Exhibit 3.2 to Lionsgate’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 as filed on November 9, 2009).

Exhibit
Number	Description

(e)(17)	Letter Agreement between Lionsgate and Mark H. Rachesky, dated July 9, 2009 (incorporated by reference to Exhibit 10.65 to Lionsgate’s Current Report on Form 8-K as filed on July 10, 2009).
(e)(18)	Registration Rights Agreement by and among Lionsgate, MHR Fund Management LLC and certain other entities affiliated with Dr. Mark H. Rachesky, dated October 22, 2009 (incorporated by reference to Exhibit 10.68 to Lionsgate’s Current Report on Form 8-K as filed on October 23, 2009).
(e)(19)	Second Amended and Restated Credit, Security, Guaranty and Pledge Agreement, dated as of July 25, 2008, among Lions Gate Entertainment Inc., Lions Gate UK Limited, Lions Gate Australia Pty Limited, the Guarantors referred to therein, the Lenders referred to therein, JPMorgan Chase Bank, N.A. and Wachovia Bank, N.A. (incorporated by reference to Exhibit 10.51 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended June 30, 2008 and as filed on August 8, 2008).
(e)(20)	Credit, Security, Guaranty and Pledge Agreement, dated as of October 6, 2009, among Lions Gate Mandate Financing Vehicle Inc., certain Borrowers referred to therein, certain Guarantors referred to therein, certain Lenders referred to therein, JPMorgan Chase Bank, N.A., Union Bank, N.A. and Wells Fargo Bank, National Association (incorporated by reference to Exhibit 10.72 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 and as filed on February 9, 2010).
(e)(21)	Indenture (10.25% Senior Secured Second-Priority Notes Due 2016), dated as of October 21, 2009, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp., certain Guarantors named therein and U.S. Bank National Association (incorporated by reference to Exhibit 10.73 to Lionsgate’s Quarterly Report on Form 10-Q for the period ended December 31, 2009 and as filed on February 9, 2010).
(e)(22)	Indenture (2.9375% Convertible Senior Subordinated Notes Due 2024), dated as of October 4, 2024, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and J.P. Morgan Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K on October 4, 2004).
(e)(23)	Indenture (3.625% Convertible Senior Subordinated Notes Due 2025), dated as of February 24, 2005, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and J.P. Morgan Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to Lionsgate’s Current Report on Form 8-K on February 25, 2005).
(e)(24)	Form of Indenture (3.625% Convertible Senior Subordinated Notes Due 2025), dated as of April 27, 2009, among Lions Gate Entertainment Inc., Lions Gate Entertainment Corp and The Bank of New York Mellon Trust Company, N.A. (incorporated by reference to Exhibit T3C to Form T-3 as filed on April 20, 2009).
(e)(25)	Letter, dated as of July 9, 2010, from Lions Gate Entertainment Corp. to Carl C. Icahn (incorporated by reference to Exhibit 10.79 of the Company’s Form 8-K filed on July 9, 2010).

ANNEX A

Conditions to the Offer

According to the Offer, notwithstanding any other provision thereof and subject to applicable law, the Icahn Group shall have the right to withdraw the Offer and not take up and pay for, or extend the period of time during which the Offer is open for acceptance and postpone taking up and paying for, any Shares deposited under the Offer unless each of the following conditions is satisfied or waived by the Offeror prior to the Expiry Time. Capitalized terms used in this Annex A and not otherwise defined in this Statement (including this Annex A) shall have the meanings ascribed to them in the Schedule TO.

•	all government or regulatory approvals, waiting or suspensory periods, waivers, permits, consents, reviews, orders, rulings, decisions, and exemptions (including, among others, those required by any antitrust or foreign investment laws, and those of any stock exchanges or other securities or regulatory authorities) that, in the Offeror’s reasonable judgment, are necessary or desirable to complete the Offer, shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable judgment;

•	there will not have occurred any actual or threatened change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof (including any proposal to amend the Tax Act or the regulations thereunder or the Code or the regulations thereunder or any announcement, governmental or regulatory initiative, condition, event or development involving a change or a prospective change to the Tax Act or the regulations thereunder or the Code or the regulations thereunder, or to the administration thereof) that, in the reasonable judgment of the Offeror, directly or indirectly, has or may have a material adverse effect on the current or anticipated Canadian or U.S. tax position of any of Lionsgate or its entities because of an increase in taxes payable, a reduction of, or limitation on, available tax losses, tax credits or other tax attributes, or a loss of entitlement to claim (or a requirement to repay) any tax credits or similar tax incentives;

•	there shall not have occurred, developed or come into effect or existence any event, action, state, condition or financial occurrence of national or international consequence or any law, regulation, action, government regulation, inquiry or other occurrence of any nature whatsoever which has or would be reasonably likely to have a material adverse effect upon the general economic, financial, currency exchange or securities industries in the United States or Canada;

•	there shall not have occurred:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Canada;

•	a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada;

•	any limitation by any governmental authority on, or other event which might affect, the extension of credit by lending institutions or result in any imposition of currency controls in the United States or Canada;

•	a commencement of a war, armed hostilities or other national or international calamity directly or indirectly involving the United States or Canada or any attack on, or outbreak or act of terrorism involving the United States or Canada;

•	a material change in the United States, Canadian or other currency exchange rates or a suspension or a limitation on the markets thereof (as determined by the Offeror, acting reasonably); or

•	in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof (as determined by the Offeror, acting reasonably);

•	the Offeror shall have determined, acting reasonably, that:

•	the board of directors of Lionsgate shall have redeemed all Rights or have waived the application of the Second Rights Plan to the purchase of Lionsgate Shares by the Offeror under the Offer;

•	a binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Lionsgate Shares upon the exercise of the Rights;

•	a court of competent jurisdiction shall have ordered that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer and such order shall have become non-appealable; or

•	the Rights and the Second Rights Plan shall otherwise have been held unexercisable or unenforceable in relation to the purchase by the Offeror of Lionsgate Shares under the Offer;

•	there shall not exist any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company or any of its entities prior to the date of the Offer with any securities commission or similar securities regulatory authority in any of the provinces of Canada or in the United States, including any prospectus, annual information form, financial statement, material change report, management proxy circular, press release or in any document so filed or released by the Company or its entities to the public (all of the foregoing, the “Prior Lionsgate Public Filings”) which is adverse to the Company and its entities;

•	there shall not have occurred since August 17, 2009, other than as has been Publicly Disclosed by Lionsgate, any change in the compensation paid or payable by the Company or its entities to their directors, officers or employees, including the granting of additional shares, stock options or bonuses, in each case outside the ordinary course of business or not consistent with past practice, or the adoption of additional severance or other payments payable in the event of termination of employment or change of control;

•	no preliminary or permanent injunction or other order of any domestic or foreign court, government or governmental authority or agency shall have been issued and shall remain in effect which:

•	makes illegal, delays or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment, purchase of or payment for any Lionsgate Shares by the Offeror;

•	imposes or confirms limitations on the ability of the Offeror effectively to exercise full rights of ownership of any Shares, including the right to vote any Shares acquired by the Offeror pursuant to the Offer or otherwise on all matters properly presented to the Shareholders;

•	imposes or confirms limitations on the ability of the Offeror to fully exercise the voting rights conferred pursuant to its appointment as proxy in respect of all deposited Shares which it accepts for payment; or

•	requires divestiture by the Offeror of any Shares;

•	there shall not be any action taken, or any statute, rule, regulation or order proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer by any domestic or foreign court, government or governmental authority or agency, in any jurisdiction, which might, directly or indirectly, result in any of the consequences referred to in the paragraph immediately above;

•	no change or development shall have occurred or been threatened since the date of the Offer to Purchase in the business, properties, assets, liabilities, financial condition, operations, results of operations, or the prospects for the business of Lionsgate which is outside the ordinary course of the Lionsgate business or may be materially adverse to Lionsgate, nor shall the Offeror have become aware of any fact that has not been previously Publicly Disclosed by Lionsgate that has or may have a material adverse effect on the value of the Shares;

•	no action or proceeding before any domestic or foreign court or governmental agency or other regulatory or administrative agency or commission shall have been threatened, instituted or pending by any Person challenging the acquisition of any Shares pursuant to the Offer or otherwise directly or indirectly relating to the Offer which has or if successfully asserted would be reasonably likely to have an adverse effect on the Offer, the Offeror or the Shareholders;

•	Lionsgate shall not have:

•	issued, become obligated to issue, or authorized or proposed the issuance of, any Lionsgate securities of any class, or any securities convertible into, or rights, warrants or options to acquire, any such securities or other convertible securities, other than pursuant to the exercise or conversion of currently outstanding stock options or convertible securities the existence of which has been disclosed in the Prior Lionsgate Public Filings;

•	issued, become obligated to issue, or authorized or proposed the issuance of, any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Shares; or

•	declared or paid any distribution on the Shares; and

•	neither Lionsgate, nor its board of directors nor any of Lionsgate’s subsidiary entities nor any governing body thereof shall have authorized, proposed, agreed to, or announced its intention to propose any material change to its articles of incorporation or bylaws, any merger, consolidation or business combination or reorganization transaction, acquisition of assets for consideration of more than U.S. $100 million, sale of all or substantially all of its assets or material change in its capitalization, or any comparable event not in the ordinary course of business.

According to the Offer, the foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any of the conditions (other than any intentional action or inaction by the Offeror giving rise to any such conditions) or may be waived by the Offeror in its reasonable discretion in whole or in part, at any time and from time to time, prior to the Expiry Time without prejudice to any other rights which the Offeror may have. The Offer states that each of the foregoing conditions is independent of and in addition to each other of such conditions and may be asserted irrespective of whether any other of such conditions may be asserted in connection with any particular event, occurrence or state of facts or otherwise. The Offer further states that the failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted by the Offeror at any time and from time to time prior to the Expiry Time. Also according to the Offer, any determination by the Offeror concerning any event or other matter described in the foregoing conditions will be final and binding upon all parties; and if the Offeror waives any condition in respect of the Offer, the Offer will be extended for 10 business days from the date of such waiver.

ANNEX B

Directors, Executive Officers and Affiliates
of Lions Gate Entertainment Corp.

Directors

Norman Bacal
Arthur Evrensel
Morley Koffman
Harald H. Ludwig
G. Scott Paterson
Mark H. Rachesky, M.D.
Daryl D. Simm
Hardwick Simmons
Brian V. Tobin
Phyllis Yaffe

Executive Officers

Jon Feltheimer*
Michael Burns*
Steven Beeks
Joseph Drake
James Keegan
Wayne Levin

*	Also a director

B-1